The Commonwealth of Massachusetts

                               ------------------

                                 DEPARTMENT OF
                         TELECOMMUNICATIONS AND ENERGY

                                        March 14, 2000


D.T.E. 99-47


Joint Petition of Massachusetts Electric Company and New England Power Company (subsidiaries of New England Electric System), and Eastern Edison Company (subsidiary of Eastern Utilities Associates) for approval of Eastern Edison Com pany's merger into Massachusetts Electric Company and for other related approvals, pursuant to G.L. c. 164, sections 9A, 14, 15, 15A, 16, 17A, 18, 21, 94, 96 and 99.

--------------------------------------------------------------------------------

     APPEARANCES:   Thomas Robinson, Esq.
                    Terry L. Schwennesen, Esq.
                    25 Research Drive
                    Westborough, MA  01582
                         FOR:  NEW ENGLAND ELECTRIC SYSTEM,
                               MASSACHUSETTS ELECTRIC COMPANY,
                               NEW ENGLAND POWER COMPANY
                               Petitioner

                    David A. Fazzone, Esq.
                    McDermott, Will & Emergy
                    75 State Street
                    Boston, MA 02109
                         FOR:  EASTERN UTILITIES ASSOCIATES,
                               EASTERN EDISON COMPANY.
                               MONTAUP ELECTRIC COMPANY
                               Petitioner

                    Thomas F. Reilly, Attorney General
                    By:  George B. Dean
                         Joseph Rogers
                         Assistant Attorneys General
                    200 Portland Street
                    Boston, MA 02114
                              Intervenor

                    Richard B. Kennelly, Jr., Esq.
                    62 Summer Street
                    Boston, MA 02110
                         FOR:  CONSERVATION LAW FOUNDATION
                               Intervenor

                    James O. Hall, Esq.
                    403 Highland Avenue
                    Somerville, MA  02144
                         FOR:  LOCAL 1465, INTERNATIONAL
                               BROTHERHOOD OF ELECTRICAL
                               WORKERS
                               Intervenor

                    William S. Stowe, Esq.
                    800 Boylston Street
                    Boston, MA 02199
                         FOR:  NSTAR SERVICES COMPANY
                               Limited Participant

                    John Cope-Flanagan, Esq.
                    800 Boylston Street
                    Boston, MA 02199
                         FOR:  NSTAR SERVICES COMPANY
                               Limited Participant

                    John A. DeTore, Esq.
                    Rubin and Rudman
                    50 Rowes Wharf
                    Boston, MA  02110-3319
                         FOR:  ENRON ENERGY SERVICES, INC.
                               Limited Participant

                    Kevin M. Nasca, Esq.
                    Anna Blumkin, Esq.
                    100 Cambridge Street, Room 1500
                    Boston, MA  02202
                         FOR:  MASSACHUSETTS DIVISION OF ENERGY
                               RESOURCES
                               Intervenor

                    Paul K. Connolly, Jr., Esq.
                    Erica L. Tarpey, Esq.
                    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                    Boston, MA  02110
                         FOR:  NATIONAL GRID GROUP plc.
                               Intervenor

                    Judith A. Silvia, Esq.
                    222 Berkeley Street, Suite 13
                    Boston, MA  02117
                         FOR:  ASSOCIATED INDUSTRIES OF
                               MASSACHUSETTS
                               Intervenor

                    Roger Bortghesani
                    The Energy Consortium
                    24 Hastings Road
                    Lexington, MA  02421
                              Intervenor

                    Robert M. Granger, Esq.
                    Ferriter, Scobbo, Caruso & Rodophele
                    75 State Street, 7th Floor
                    Boston, MA 02109
                         FOR:  MASSACHUSETTS MUNICIPAL WHOLESALE
                               ELECTRIC COMPANY
                               Intervenor

                    Stephen M. Tuleja
                    Alternate Power Source, Inc.
                    400 Blue Hill Drive, Suite 188
                    Westwood, MA  02090
                               Intervenor

                                TABLE OF CONTENTS

                                                                           PAGES


I.       INTRODUCTION......................................................... 1

II.      DESCRIPTION OF THE SETTLEMENT........................................ 4
         A.       Introduction................................................ 4
         B.       Rate Cap Period............................................. 5
         C.       Individual Customer Protection Provisions................... 5
         D.       Rate Index Period........................................... 9
         E.       Earned Savings Period.......................................11
         F.       Exogenous Factors...........................................12
         G.       Service Quality Plan........................................15
         H.       Other Features of the Settlement............................17

III.     STANDARD OF REVIEW...................................................19

IV.      SPECIFIC CONSIDERATIONS OF THE MERGER................................25
         A.       Introduction................................................25
         B.       Effect on Rates.............................................25
                  1.       Individual Customer Protection Credits.............25
                           (a)      Introduction..............................25
                           (b)      Analysis and Findings.....................26
                  2.       Introduction of New Services.......................28
                           (a)      Introduction..............................28
                           (b)      Analysis and Findings.....................29
                  3.       Exogenous Factors..................................30
                           (a)      Introduction..............................30
                           (b)      Analysis and Findings.....................30
         C.       Effect on Service Quality...................................35
                  1.       Introduction.......................................35
                  2.       Analysis and Findings..............................36
         D.       Societal Costs..............................................38
                  1.       Introduction.......................................38
                  2.       Analysis and Finding...............................39
         E.       Distribution of Resulting Costs and Benefits between
                  Shareholders and Ratepayers.................................40
                  1.       Introduction.......................................40
                  2.       Transaction and Integration Costs..................42
                           (a)      Introduction..............................42
                           (b)      Analysis and Findings.....................43
                  3.       System Integration Costs...........................45
                  4.       Acquisition Premium................................47
                           (a)      Introduction..............................47
                           (b)      Analysis and Findings.....................48
                  5.       Merger-Related Savings.............................51
                           (a)      Introduction..............................51
                           (b)      Analysis and Findings.....................56
         F.       Summary.....................................................63

V.       STOCK ISSUANCE.......................................................66
         A.       Introduction................................................67
                  1.       Merger of MECo and EECo............................67
                  2.       Merger of NEP and Montaup..........................68
         B.       Standard of Review..........................................69
         C.       Analysis and Findings.......................................73
                  1.       Section 14.........................................73
                  2.       Section 15.........................................74
                  3.       Section 16.........................................75
                  4.       Sections 15A, 18 and 19............................75
                  5.       Section 99.........................................76

VI.      CONFIRMATION OF FRANCHISE RIGHTS.....................................78
         A.       Introduction................................................78
         B.       Analysis and Findings.......................................78

VII.     APPROVAL FOR ASSUMPTION OF OBLIGATIONS...............................79
         A.       Introduction................................................79

VIII.    INTERIM FINANCING ARRANGEMENT........................................81
         A.       Introduction................................................81
         B.       Standard of Review..........................................82
         C.       Analysis and Findings.......................................83

IX.      PARTIES' CLAIM OF PRIVILEGE..........................................85
         A.       Introduction................................................85

X.       ORDER................................................................88

APPENDIX .....................................................................94

I.       INTRODUCTION

          On April 30,1999, Massachusetts Electric Company ("MECo"), Eastern Edison Company ("EECo"), New England Power Company ("NEP"), and Montaup Electric Company ("Montaup") filed with the Department of Telecommunications and Energy ("Department") a petition for approval of the merger, pursuant to G.L. c. 16.4, section 96, of Eastern Utilities Associates' ("EUA") electric company operating subsidiaries.1 Specifically, EECO would merge into MECo, and Montaup would merge into NEP. The Matter was docketed as D.T.E. 99-47.

          Pursuant to notice duly issued, the Department conducted public hearings from June 8 through June 17, 1999, in North Andover, Northampton, Fall River, Worcester, and Brockton, to afford interested persons an opportunity to comment on the proposal. The Attorney General of the Commonwealth ("Attorney General") intervened as of right pursuant to G.L. c. 12, section 11E. The Department granted the Petitions to Intervene of the Division of Energy Resources ("DOER"), National Grid Group, plc ("National Grid"), Associated Industries of Massachusetts ("AIM"), Conservation Law Foundation, The Energy Consortium ("TEC"), Alternate Power sources, Massachusetts Municipal Wholesale

---------------

1 MECo and NEP are direct subsidiaries of the holding company NEES. Similarly, EECo is a direct subsidiary of the holding company EUA. At the time of the filing in this proceeding, Montaup was a direct subsidiary of EECo; it is now a wholly-owned, first-tier subsidiary of EUA pursuant to Eastern Edison Company, D.T.E. 99-67 (2000).

Electric Company, and Local 1465, International Brotherhood of Electrical Workers. The Department granted limited participant status to Boston Edison Company, Com/Energy Company,2 and Enron Energy Services.

         On June 16, 1999, pursuant to notice duly issued, the Department conducted a procedural conference at its offices during which a schedule for discovery and evidentiary hearings was set.3 On November 29, 1999, a Rate Plan Settlement ("Settlement")4 was filed jointly by AIM, the Attorney General, DOER,

---------------

2 On July 27, 1999, the Department approved a section 94 Rate Plan for three G.L. c. 164, section 1 electric companies and one G.L. c. 164, section 2 gas company, which rate plan was incident to the consolidation of BEC Energy Company (the parent company of Boston Edison Company) and Commonwealth Energy System (the holding company for Cambridge Electric Light Company, Common wealth Electric Company, and Commonwealth Gas company) into a new holding company, under the name NStar, Boston Edison Com pany/Cambridge Electric Light Company/Commonwealth Electric Company/ Commonwealth Gas Company, D.T.E. 99-19.

3 The Department scheduled evidentiary hearings to begin on August 16, 1999, but was repeatedly requested by the Petitioners to delay the start of hearings. Motions to Defer Start of Hearings were filed by NEES on the following dates: August 9, 1999; September 14, 999; and October 15, 1999. These Motions were granted by the Department. At the parties' request, a proce dural conference was scheduled for November 15, 1999. The Parties re quested cancellation of the procedural conference, which was granted by the Department.

4 Strictly speaking, though titled a "Rate Plan Settlement," this filing was in the nature of a substitute, joint petition for approval of a merger plan under G.L. c. 164, section 96. a section 96 judgment of consistency with the public interest is a statutory obligation imposed on the Department by the General Court. Such a substitute petition must be judged by the section 96 test developed in Boston Edison Company, D.P.U 850 (1983) and its progeny through BECo-ComElec Acquisition, D.T.E. 99-19, and is so judged here.

TEC, MECo, National Grid and EUA (together, the "Petitioners").5 A technical session was held at the Department's offices on December 13, 1999. comments were received on the Settlement through December 17, 1999.

          Pursuant to notice duly issued, the Department held evidentiary hearings on the substitute, now joint, petition for section 96 approval on February 4 and 7, 2000. The Petitioners presented four witnesses: Michael E. Jesanis, senior vice-president and chief financial officer for NEES; Lawrence J. Reilly, president and chief executive officer of MECo, The Narrangansett Electric company, and Granite State Electric Company; James J. Bonner, manager of retail pricing and rate administration for Eastern Utilities Service Corporation; and Theresa M. Burns, principal rate analyst for MECo. The evidentiary record includes 387 exhibits, including responses to information requests and record requests.

II.  DESCRIPTION OF THE SETTLEMENT

     A.   Introduction

          According to the Petitioners, the Settlement is designed to resolve all issues before the Department in this proceeding. These issues include the approvals needed from the Department to (1) merge EECo into MECo and Montaup

---------------

5 Although unanimity is not required as a predicate to Department action, we note that no opposition was raisedby those parties to this proceeding who did not join in filing the Rate Plan Settlement. There is a residual question as to the agency authority of the signatory for one of the proponent parties to the Rate Plan Settlement. The record is silent as to the lawyer/attorney status of one of the appearances. See Opinion of the Attorney General, Number 48, December 24, 1975, at 136. Given, however, the assent of the original petitioners of April 30, 1999, this defect, if any, does not preclude Depart ment action on the substitute petition.

into NEP, (2) consolidate MECo's and EECo's rates, and (3) have the opportunity to collect in the future some of the merger-related costs.

          The Settlement contains a rate consolidation plan ("Rate Plan") whereby EECo's customers would receive distribution service under MECo's distribution tariffs, and all other ram and charges would be consolidated between the two companies (Settlement at 3). The manner m which the distribution rates for MECo, including the merged EECo, would be established differs during three distinct time periods. The first is the Rate Cap Period, which begins the effective date of the Settlement and ends February 28, 2005 (id. at 10). The second is the Rate Index Period, which begins March 1, 2005, and ends December 31, 2009 (id. at 17). The final period is the so-called Earned Savings period, which commences January 1, 2010, and runs through the remainder of the twenty-year Rate Plan (id. at 24-25).

     B.   Rate Cap Period

          During the Rate Cap Period (2000-2005), the distribution rates would be established by reducing MECO's current rates,6 as applied to the combined companies, by $10 million (id.at 10). The distribution rates would remain frozen during the Rate Cap Period, subject to adjustments, both positive and negative for certain exogenous factors and service quality indices (id.). The exogenous factors and service quality plan are described below in Sections II.F. and II.G., respectively.

---------------

6 MECO's current rates were established in its restructuring plan, Massachu setts Electric Company, D.P.U./D.T.E. 96-25 (1997).

     C.   Individual Customer Protection Provisions

          During the Rate Cap Period, the Settlement provides for individual customer protection ("ICP") for customers of EECo7 who would otherwise incur bill increases as a result of moving to MECo's rates (id. at 6; Settlement, Supp. II, at 2-3). Al though MECo's retail rates8 are lower overall than EECo's retail rates, differences in each company's rate design would result in a bill increase for about 71,954 EECo customers, mostly low-consumption residential and commercial users, absent the ICP provisions (Exh. DTE-1-29; Tr. 1, at 55-57).

          In order to prevent these customers from being adversely affected by the merger, the Settlement provides a system of ICP credits (Exh. DTE-1-114, at 138-142). Under this plan, EECo customers of record as of December 31, 1999, whose average monthly consumption during 1999 fell below a level that varies by rate class, would be eligible for ICP credits, such that those customers would be billed an amount equal to the corresponding EECo rate that was in effect

---------------

7 EECo's rates include Residential Rate R-1, Low-Income Residential Rate R-2, Residential Space Heating Rate R-3, TOU Residential Rate R-4, Small Secondary Voltage General Rate G-1, Medium Secondary Voltage General Rate G-2, Small Primary Voltage General Rate G-4, Medium Primary Voltage General Rate G-5, Large Primary Voltage General Rate G-6, Me dium TOU Secondary General Rate T-2, General Space Heating Rate H-1, General Heating Rate H-2 (closed), Controlled Water Heating Rate W-1 (closed), and Outdoor Lighting Rate S-1. While EECo also has a Large Primary Auxiliary Rate A-6, there are presently no customers on that rate (Exh. DTE-1-6).

8 MECo's rates include Residential Rate R-1, Residential Low-Income Rate R-2, Residential Optional TOU Rate R-4, General Service Small Commercial and Industrial Rate G-1, General Service Demand G-2, TOU Rate G-3, Experimental Flexible TOU Rate G-5 (closed), Scheduled Interruptible Rate I-1 (closed), and five streetlighting rates S-1, S-2, S-3, S-5, and S-20 (Exh. DTE-1-114, at 3-67).

prior to the merger (Exh. DTE-1-114, at 138).9 The ICP credits would be terminated on March 1, 2005 (id.).

          EECo customers on Rates R-1, R-3, and G-1, whose average monthly consumption during 1999 is less than 341 kilowatthours ("KWH"), 1,445 KWH, and 952 KWH, respectively, and who are moved to MECo's Rates R-1 or G-1, will receive an annual ICP credit equal to the difference between EECo's applicable rate and MECo's Rate R-1 or G-1 (id.). Subsidized Rate R-2 customers whose monthly consumption during 1999 is less than 579 KWH and who are moved to MECo's subsidized Rate R-2, will be grandfathered at EECo's present Rate R-2 customer and distribution energy charges (id. at 7, 138).

          For those EECo customers served under Rate G-2, MECo will analyze their 1999 use and place the customers the lower of MECo's Rate G-1 or G-2 (id. at 140-141). if a customer would continue to have higher rates even under Rate G-2, the customer would receive a one-time credit for the difference between MECo's Rate G-2 and the former EECo rate, as estimated over the entire Rate Cap Period, based on that customer's 1999 consumption (id. at 140). As of March 1, 2005, remaining customers on MECo's Rate G-2 will be automatically transferred to Rate G-1, unless they are otherwise qualified to remain on Rate G-2 (id.). For EECo customers served on Rates G-2, G-4, G-6, H-1, T-1, H-2 or W-1, who have

---------------

9 Customers on EECo Rate R-1, R-2, R-3, and G-1 have predetermined thresh old levels, while customers on other rates have individual threshold levels based on their particular use (Exh. DTE-1-63; Tr. 1, at 71-72). The threshold levels are used to establish a customer's initial eligibility for ICP credits (Exh. DTE-1-30). An eligible customer's actual consumption may exceed the initial threshold by up to ten percent, to prevent loss of eligibility because of a small change in use patterns, such as those associated with unusual weather conditions (Exhs. DTE-1-30; DTE-1-64; Tr. 1, at 54).

not otherwise been provided for as above, MECo will analyze these customers' individual use over 1999 and place them on the appropriate MECo Rate (Exh. DTE-1-115, at 2). If the rate transfer results in a rate increase to the customer, the customer would receive an annual ICP credit for the difference between the customer's former EECo rate and MECo's Rate G-1, G-2, G-3, or R-1, depending upon which rate the former EECo customer is placed (id. at 2-3).10 EECo's streetlighting customers would receive a one-time ICP credit on their first monthly bill after the merger, equal to the average monthly negative bill impact based on 1999 use, multiplied by the total number of months between the effective date of the merger and February 28, 2005 (id. at 2; RR-DTE-15, Att.
A). The Petitioners represented that the ICP credits have been designed with a view towards ease of administration (TR. 1, at 55).

     D.   Rate Index Period

          During the Rate Index Period (2005-2009), the distribution rates would be adjusted annually by an index that is based on an average of the distribution change of investor-owned electric utilities with unbundled rates in new England, New York, New Jersey and Pennsylvania (the "Regional Index") (Settlement at 17; Exh. DTE-1-114, Att. 8, 9). According to the Rate Plan, the Regional Index would be determined as of July 1, 2004 (Settlement at 17; Exh. DTE-1-114, Att. 8, 9). The initial distribu tion rates for the combined companies that would be included in the Regional Index are the lesser of (1) MECo's distribution rates

---------------

10 Alternatively, in the case of EECo customers served under Rates H-2 and W-1, which are separately metered rates that have no MECo counterpart, MECo may implement a one-time credit equal to the customer's average monthly negative bill impact multiplied by the total number of months between the effective date of the merger and February 28, 2005 (Ex. DTE-1-115, at 3; RR-DTE-15, Att. B),
approved in Massachusetts Electric Company, D.P.U./D.T.E. 96-25 (1997), adjusted to include exogenous factors, o r (2) 90 percent of the Regional Index average rate (Exh. DTE-1-114, Att. 8, at 1-2).

          According to the Rate Plan, MECo would calculate the Regional Index as of July 1 of each year from 2005 through 2008, and would use the Regional Index to adjust the combined companies' distribution rate (Settlement at 18; Exh. DTE-1-114, Att. 8, at 1-2). The distribution rate adjustment would be calculated by multiplying the combined companies' index by the regional average distribution rate in July of each calendar year from 2005 through 2008 (Settlement at 18; Exh. DTE-1-114, Att. 9).

          According to the Petitioners, approval of the Settlement would give MECo the flexibility to apply the adjustments to the distribution rates during the Rate Index Period in a manner that furthers rate design goals established by MECo (id. at 18-19). The Settlement would allow for such adjustments to be submitted to the Department for approval in a separate rate design proceeding (id.). Absent such rate design goals, MECo would adjust its distribution rates on an equal percentage basis among rate classes and rate elements (id.).

          Under the proposed Rate Plan, the combined companies may adjust their distribution rates during the Rate Index Period for exogenous factors and service quality indices described below. During the Rate Index Period, the Settlement allows adjustments for tax and accounting changes and legislative or regulatory mandates only if such changes are unique to Massachusetts and do not affect utilities in the Regional Index in a similar way (id. at 19).

     E.   Earned Savings Period

          During the Earned Savings Period (2010-2020),11 approval of the Settlement would allow the combined companies to include what the Settlement refers to as "earned savings" in its cost of service for setting distribution rates to the extent that there are gained efficiencies resulting from the merger, i.e., to the extent merger-related savings exceed merger-related costs (Settlement at 24-25). According to the Rate Plan, earned savings are to be determined by first calculating the combined companies' distribution revenues based on rates in effect after March 1, 2009, including adjustments for exogenous factors, but excluding service quality incen tives/penalties, and excluding one-half the amount of any annual adjustments for tax and accounting changes and legislative or regulatory changes that would be in effect on March 1, 2009. Second, the combined companies' pro forma cost of service, excluding all recovery of acquisition premiums and transaction costs associated with the NEES/EUA and NEES/National Grid mergers, would then be subtracted from the above calculated amount (id.). According to the Rate Plan, during the Earned Savings Period, the combined companies would be allowed to include the lesser of (1) 100 percent of the after-tax gained efficiencies up to $43 million, plus 50 percent of the after-tax gained efficiencies in excess of $43 million, or (2) $66 million, as merger-related costs in its cost of service for setting distribution rates (id.).

---------------

11 The Settlement's use of the term "Earned Savings Period" attempts to avoid the reality of allowing opportunity for recovery of acquisition premiums. Since 1994, Department policy has allowed for such recovery, if the circum stances warrant; and so there is no need for euphemism in future merger or rate plan filings.

     F.   Exogenous Factors

          During the Rate Cap Period and the Rate Index Period (2000-2009), the Settlement would allow MECo to adjust its distribution rates for the following exogenous factors:

          1. the effects associated with any changes in the federal, state, or local rates, laws, regulations, or precedents governing income, revenue, sales, franchise, or property taxes if the accounting and tax changes individually affect MECo's costs by more than $1 million per year (id. at 11);

          2. the effects of any legislative or regulatory changes that impose new or modify existing obligations or duties which individually affect MECo's costs by more than $1 million per year (id.);

          3. the effects of any net distribution revenues that the Department finds have been lost as a result of the installation of new on-site generating capacity operational on or after July 1, 1999, to the extent that such new generating capacity exceeds a threshold of 15 megawatts ("MW") (id. at 11-13);12

          4. the effects of any distribution revenue loss due to a change in MECo's service responsibilities, such as through the introduction of competi tion in metering, billing, or information services (id. at 14-15);

---------------

12 In the event that the 15 MW threshold may be exceeded, MECo would develop an auxiliary service rate designed to collect the net lost revenues attributable to the subset of customers to which the auxiliary service rate would apply (Settlement at 11-12). Any remaining lost revenues that exceed the 15 MW threshold would be collected as an exogenous cost (id.).

          5. the effects of any accumulated incentives or penalties in excess of the threshold established under the quality plan described below in Section II.G. (id. at 15);

          6. the balance in the Storm Fund that either exceeds $20 million or is negative by more than $20 million adjusted for inflation,13 such excess or deficiency would be recovered over a five-year period (id.);

          7. the effects of any change to the contribution Level of the Environmen tal Response Fund as specified in the Settlement approved by the Department in Docket D.P.U. 93-194 (id. at 16);14 and

          8. the incremental effects on the distribution rates in the years 2003 and 2004 of inflation above four percent in the previous year (id.).

With the exception of adjustments associated with new on-site generation,15 the above-listed adjustments would be collected during the Rate Cap Period through a uniform and fully reconciling surcharge or refund factor applied to all KWH billed under the combined companies' rates for usage on or after January 1 of the following year (id. at 16-17). Exogenous costs would be collected during the

---------------

13 The Rate Plan is premised on contributions to the Storm Fund equal to $4.3 million annually (Settlement at 15).


14 The Environmental Response Fund is financed by a $30 million shareholder contribution as of October 31, 1993 and annual contributions by MECo million (Exh. MEC-1, vol. 2, 2xh. DMW-8, at 3).

15 The Settlement provides for MECo's Opportunity to adjust its distribution rates in each rate class for any remaining revenues lost within that rate class in the preceding calendar year as a result of new on-site generation only to the extent that the distribution rate remain below 100 percent of the Regional Index.

Rate Index Period in the same manner that they are collected in the Rate Cap Period except that the exogenous factor would be for usage on or after March 1 of the following year (id. at 17).

     G.   Service Quality Plan

          The Settlement also includes a service quality plan dot coven the Rate Cap Period and the Rate Index Period (Settlement at 26-27; Exh. DTE-1-1 14, Att.
10). The service quality plan would assess the combined companies' performance in three sectors: (1) service reliability; (2) customer service; and (3) safety (Exh. DTE-l-114, Att. 10, at l). Service reliability would be measured by the following indices: (1) Frequency of Outages, as measured by a system average interruption frequency index ("SAIFI" expressed as the number of outages per customer per year); (2) Duration of Outtages, as measured by system average interruption duration inclex ("SAIDI* expressed, as the average minutes of interruptions per customer per year); (3) Major Event Performance; and (4) Distribution Line Losses (Exh. DTE-1-114, Att. 10). Customer service would be measured by the following indices: (1) Customer Satisfaction; (2) Customer Contact; (3) Customer Telephone Service; (4) Customer Billing Service; and (5) Complaint Cases filed with the Department's Consumer Division (id.). Safety would be measured by Lost Time Accident Rate and Re stricted Work Case Rate (id,.)

          The performance benchmark for each index would be based on a five-year rolling average of historic performance of the consolidated data of MECo and EECo (id. at 1). Initially, each index would be based on performance data for the years 1995 through 1999 (id.). The service quality plan contains four incentive and Penalty levels which are based on the number of standard deviations from the benchmark that a particular performance represents (id.). Performance on any measure at the benchmark would result in no penalties or incentives (id.). A perfor mance on any measure that is at one standard deviation from the benchmark would result in 25 percent of the incentive or penalty being incurred or assessed, while a performance that is two standard deviations above or below the benchmark would result in an additional 75 percent of the incentive or penalty being incurred or assessed (id.).

          Under the service quality plan, incentives and penalties for all of the service quality measures would be calculated annually (id. at 2). The maximum incentive MECo could earn annually is $15 million (id.). The maximum penalty MECo could earn annually is $12 million, although the sum of the maximum penalty for each index is $15 million (id.).16 For each index, any incentive or penalty that does not exceed $50,000 would be considered to be zero (id.).

         Incentives and penalties would be credited and debited to an incentive and penalty account. If accumulated incentives or penalties reached the $20 million threshold, the amount over $20 million would be either sought from, or returned to ratepayers (Exh. DTE-1-75). A summary of the details concerning each of the service quality indices and the corresponding incentive and penalty benchmarks is found below in the Appendix.

---------------

16 General Law Chapter 164, section 1(E)(c) states that the penalty for failing to meet service quality standards is an amount up to and including the equivalent of two percent of a company's transmission and distribution service revenue for the previous calendar year. For MECo, after the merger, this amount would be $12 million.

         The Settlement states that the service quality plan is subject to modification, dependent upon the findings of the Department's on-going performance based regulationi6 ("PBR") proceeding, D.T.E. 99-84 (Settlement at 26). Also, at the time the service quality plan terminates, December 31, 2009, the Department would determine how the balance in the incentive and penalty account would be returned or recovered from ratepayers (Exh. DTE-1-1 15, at 4).

     H.   Other Features of the Settlement

          The Petitioners state that approval of the Settlement represents: (1) approval of the merger of Montaup into NEP pursuant to G.L. c. 164, section 96, and a finding that further action of the Commonwealth under G.L. c. 164, section 21 is not required to consummate the merger; (2) consent by the Department for the disposition of Montaup's securities by EECo pursuant to G.L. c. 164, section 9A; (3) approval by the Department under G.L. c. 164, sections 14, 18, 19, and 99, to issue up to $60,100,000 of additional capital stock to consummate the NEP/Montaup merger; (4) the Depart ment's approval of NEP's assumption of outstanding and preexisting obligations to the extent such assumption of obligations requires Department approval pursuant to G.L. c. 164, section 17A;
(5) approval of the MECo/EECo merger pursuant to G.L, c. 164, section 96, and a finding that further action of the Commonwealth under G.L. c. 164, section ii is not required to consummate the merger; (6) approval by die Department pursuant to G.L. c. 164, sections 14, 19, 19, and 99, to issue up to $78,108,558 of additional common stock to consummate the MECo/EECo merger; (7) approval by the Department pursuant to G.L. c. 164, section 14, 15A, 16, 18, and 19, to issue up to $30 million of preferred stock and up to $40 million of bonds or other evidences of indebtedness to consummate the MECo/EECo Merger; approval by the Department pursuant to G.L. c. 164, section 15, to exempt the sale of bonds from the public bidding requirements in that section; (9) the Department's approval of MECo's assumption of outstanding and preexisting obligations of EECo pursuant to G.L. c. 164, section 17A, to the extent such approval is needed; and (10) ft Department's approval pursuant to G.L. c. 164, section 17A, to add Montaup, EECo, Blackstone Valley Electric Company, Newport Electric Corporation. and EUA Service Corporation to the NEES Moneypool as both borrow ers and lenders and to add to the Moneypool as lenders only, all other EUA and NEES affiliates (SRR-DTE-18, Supp. I). Lastly, the Settlement includes a provision that would
(1) revise MECo's line extension Policy, found in Appendix B of MEECo's Terms and Conditions For Distribution Service, and (2) allow MECo to introduce new services that are either options for the customer or way be provided by alternative suppliers without the Department's prior approval. (Settlement at 35-36).


III. STANDARD OF REVIEW

          The fact that the NEES/EUA merger was submitted to do Department in the form of a settlement does not diminish and cannot supplant the Department's responsibility of ensuring that the Merger meets the statutory requirements of G.L. c. 164. section 96. Section 96 sets forth the Department's authority to review and approve mergers and acquisitions and as a condition for approval, requires the Department to find that mergers and acquisitions are "consistent with the public interest."17 In Boston Edison Company D, D.P.U. 850, at 6-8
(1983), the Department construed the G.L. c. 164, section 96 standard of consistency with the public interest as requiring a balancing of the costs and benefits attendant on any proposed, merger or acquisition. The Department stated that the core of the consistency standard was "avoidance of harm to the public." Id., at 5. Therefore, under the term of D.P.U. 850, a proposed merger or acquisition is allowed to go forward upon a finding by the Department that the public interest would be at least as well served by approval of a proposal as by its denial. BECo-ComElec Acquisition, D.T.E. 99-19, at 10 (1999) ("BECo-ComElec Acquisition"); Eastern Enterprises-Colonial Acquisition"); Eastern Enterprises-Colonial Gas Company, D.T.E. 98-128, at 5 (1999) ("Eastern-Colonial Acquisi tion"); Bay State Gas Company-Northern Indiana Public Service Company-NIPSCO Acquisition Company, D.T.E. 98-31, at 9 (1998) ("NIPSCO-Bay State Acquisition"); Eastern Enterprises-Essex County Gas Company, D.T.E. 98-27, at 8 (1998) ("Eastern-Essex Acquisition"); Boston Edison Company, D.P.U. 850, at 5-8. The Department has reaffirmed that we would consider the potential gains and losses of a proposed merger to determine whether the proposed transaction satisfies the G.L. c. 164, section 96 standard. BECo-ComElec Acquisition, at 10; Eastern-Colonial Acquisi tion at 5; NIPSCO-Bay State Acquisition at 8;

---------------

17 The pendency of appeals from recent Department orders m MECo-ComElec Acquisition, D.T.E. 99-19 (SJ 99-0384) (1999), and Eastern Enterprises-Colonial Gas Company, D.T.E. 98-129 (SJ 99-0395) (1999) may have persuaded tho original petitioner companies to avoid risk and accept the rather complex arrangement embodied in the Rate Plan Settlement. But, whatever the calculus of the Petitioners, the Department still must judge the substitute proposal by its 'no net harm" standard under section 96 and its rate plan under the section 94 standard described in BECo-ComElec Acquisition, D.T.E. 99-19.

Eastern-Essex Acquisition at 8; Boston Edison Company-Boston Edison Mergeco Electric Company, D.P.U./D.T.E. 97-63, at 7 (1998) ("Boston Edison Merger").

          The section 96 public interest standard, as elucidated in D.P.U. 850, must be understood as a "no net harm," rather than a "net benefit" test.18 Eastern-Colonial Acquisition at 5; NIPSCO-Bay State Acquisition at 9-10; Eastern-Essex Acquisition at 8 (1998); Guidelines and Standards for Acquisitions and Mergers, D.P.U. 93-167-A, at 7 (1994) ("Mergers and Acquisitions"). The Department considers the special factors of an individual proposal to determine whether it is consistent with the public interest. Eastern-Colonial Acquisition at 5; NIPSCO-Bay State Acquisition at 9-10; Eastern-Essex Acquisition at 8; Boston Edison at 7; Mergers and Acquisitions at 7-9. To meet this standard, costs or disadvantages of a proposed merger must be accom panied by offsetting benefits that warrant their allowance. Eastern-Colonial Acquisi tion at 5-6; Boston Edison Merger at 7; Mergers and Acquisitions at 18-19.

          Various factors may be considered in determining whether a proposed merger or acquisition is consistent with the public interest pursuant to G.L. c.
164. section 96. Certain factors were set forth in Mergers and Acquisitions: (1) effect on rates; (2) effect on the quality of service; (3) resulting net savings; (4) effect on competition; (5) financial integrity of the post-merger entity; (6) fairness of the distribution of resulting benefits between shareholders and ratepayers; (7) societal costs; (8) effect on economic development; and (9) alternatives to the merger or acquisition. Mergers and Acquisitions at 7-9. This list is illustrative and not "exhaustive," and the

---------------

18 The Department notes that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy G.L. c. 164, section 96 and Boston Edison Company, D.P.U. 850.

Department may consider other factors, or a subset of these factors, when evaluating a G.L. c. 164, section 96 proposal. BECo-ComElec Acquisition at 12; Eastern-Colonial Acquisition at 6.

          The Department's determination whether the merger or acquisition meets the requirements of section 96 must rest on a record that quantifies costs and benefits to the extent that such quantification can be made. NIPSCO-Bay State Acquisition at 11; Eastern-Essex Acquisition at 9. A section 96 petition that expects to avoid an adverse result cannot rest its case on generalities, but must instead demonstrate benefits that justify the costs, including the cost of any premium sought. NIPSCO-Bay State Acquisition at 11; Eastern-Essex Acquisition at 10; Mergers and Acquisition at 7.

          Although the Petitioners have not sought approval of the proposed rate plan under G.L. c. 164, section 94, a section 94 review is necessary, for the public interest standard that is statutorily explicit in G.L. c. 164, section 96 lies also at the heart of G.L. c. 164, section 94 by judicial construction. BECo-ComElec Acquisition at 8. Although the public interest standard is also explicit in G.L. c. 164, section 94's provisions for review of contracts for sale of gas and electricity, G.L. c. 164, section 94 speaks generally in terms of the "propriety of rates." The Department has considerable discretion in assessing the "propriety" of rates petitions submitted under G.L. c. 164, section 94;19 and the Court has often so held. Id.; See American Hoechest Company v. Department of Public Utilities, 379 Mass. 408, 411, 412, 413 (1980)

---------------

19 Reliance on section 94 considerations in assessing a section 96 petition was recognized - in fact, given pride of place - in the list of illustrative factors for determining whether a proposal is consistent with the public interest under section 96. Mergers and Acquisitions at 7 ("(1) the impact of a proposed merger or acquisition on rates"). Both MECo and the Attorney General then proposed this as a section 96 criterion. Id.

(Department free to select or reject particular method of regulation as long as choice not confiscatory or otherwise illegal). The Supreme Judicial Court has construed G.L. c. 164, section 94 as requiring a public interest judgment by the Department in a number of cases; Massachusetts Oilbeat Council v. Department of Public Utilities, 418 Mass. 798, 804 (1994); Boston Real Estate Board v. Department of Public Utilities, 334 Mass. 477, 495 (1956) ("[t]he controlling consideration of the [D]epartment's statutory regulatory powers is implicit throughout the statute. It is the standard which supports the grant of power over rates and regulations in general and it is not necessary to specify further"); Massachusetts Institute of Technology v. Department of Public Utilities, 424 Mass. 856, 867 (1997) ("concur that the recovery of prudent and verifiable stranded costs incurred by utility companies, as appropriately authorized, is in the public interest."). See also Wolf v. Department of Public Utilities, 407 Mass. 363, 369 (1990) ("the mission of the agency is to regulate in the public interest," citing Zachs v. Department of Public Utilities, 406 Mass. 217, 223-2242 (1989))). Recent Department orders also apply a public interest standard in G.L. c. 164, section 94 cases; BECo-ComElec Acquisition at 8-9; Tewksbury LNG, D.P.U. 97-49, at 27-28 (1997); Fitchburg Gas and Electric Light Company Energy Bank, D.P.U. 95-75, at 9 (1995); and Cambridge Electric Light Company, D.P.U. 94-101/95-36, at 8 (1995).

          Because "the mission of the agency is to regulate in the public interest," Wolf, 407 Mass. at 369, we apply a standard that amalgamates both G.L. c. 164, sections 96 and 94's kindred public interest requirements. Where statutes of general application allow a broad range of regulatory discretion but do not speak in particu larized terms to an instant case, the Court has recognized that "the decision regarding what standard to apply is left to the [D]epartment's discretion." Wolf, 407 Mass. at 370 (in the parallel context of G.L. c. 159).

          What a section 96 filing leads later to a substitute petition styled as a "settlement," Department allowance of such a substitute petition must rest on its determination that the proposed substitute petition, in fact, satisfies the section 96 standard and the case law tests developed under that standard, as most recently expressed and applied in BECo-ComElec Acquisition and Eastern-Colonial Acquisition. Efforts of parties to a section 96 case to "settle" may sometimes be helpful but cannot determine the outcome; nor may their agreement satisfy the statute. Section 96 controls, and where a "settle ment' is cloaked in a rate plan, the section 94 considerations described in BECo-ComElec Acquisition, also obtain. Accordingly, we apply both our section 96 and our section 94 standard to the "settlement-cum-rate-plan" now before us.

IV.  SPECIFIC CONSIDERATIONS OF THE MERGER

     A.   Introduction

          As described earlier, the Department has developed a test using several illustrative factors to examine the benefits and costs of a proposed merger of utility companies. Mergers and Acquisitions at 7-9. While some or all factors may be relevant in a review of any particular merger, four factors in this proceeding warrant closer scrutiny: (1) effect on rates; (2) effect on service quality; (3) fairness of the distribution of resulting benefits between shareholders and ratepayers; and (4) societal cost of job displacement resulting from the merger. However, the result of the analysis on any single factor is not controlling. Our review and judgment under G.L. c. 164, section 96, and in D.P.U. 850. is of the proposal taken as a whole and of the consistency of the proposal with the public interest.

     B.   Effect on Rates

          1.   Individual Customer Protection Credits

               a.   Introduction

          During the hearings, the Petitioners acknowledged the value of incorporating the ICP credits in the form of a tariff, as opposed to relying solely on the text of the Settlement to understand the application of the ICP credits (Tr. 1, at 141-142). The Petitioners also stated that the requirement of a tariff ICP credit mechanism as a condition in a Department order would not be contrary to the conditions of the Settlement (id. at 141).20 The Petitioners provided a sample ICP credit tariff in a format similar to Exhibit DTE-1-114, Attachment 3, modified to reflect several revisions agreed to by the Petitioners during this proceeding (RR-DTE-10).

---------------

20 The Settlement at Section VI.C.3. contains the following statement: This Settlement is expressly conditioned upon the Department's acceptance of all provisions hereof without change or condition." The stated consequence of change or, condition would be a withdrawal or nullification of the Settlement. Section 96 does not permit circumscribing or delimiting the Department's statutory obligation in this way. A section 96 determination by the Department of consistency with the public interest would authorize the merger or acquisition on such terms as the Department approved (even including conditions or changes), and the merging or acquiring/acquired entities would be entitled but not required to proceed with the transaction. Certainly, the Department "may . . . make informal disposition of any adjudicatory proceeding by . . . agreed settlement" under G.L. c. 30A, section 10; but settlement provisions that would result in delegation of statutory authority or would restrict the exercise of the Department's statutory duty to the public interest are another matter alto gether.

               b.   Analysis and Findings

          Under G.L. c. 164, section 94, a utility's proposed rates must be found as inconsistent with the public interest. One component of this standard, applicable to tariff construction, requires a determination as to whether a proposed tariff has sufficient detail to explain the basis for the rate to be charged for the offered service. 220 C.M.R. sections 5.00 et seq. The Petitioners' illustrative tariffs make reference to the ICP credits, but refer the Rate Plan in order to gain an understanding of their application. The sufficiency of a tariff, which has the force of law, must be judged on its face, and testimony is insufficient to cure defect or supply a missing essential term. Boston Gas Company, D.P.U. 92-259, at 47-48 (1993); Dedham Water Company, D.P.U. 13271, at 10 (1961); see also G.L. c. 164, section 94; 220 C.M.R. section 5.00 et seq. The Petitioners have acknowledged this requirement (Tr. 1, at 141-142). Therefore, the Department concludes that the ICP credit provisions contained in the illustrative distribution tariffs do not provide sufficient information on their own to allow the Department to determine whether the proposed rates are consistent with the public interest.

          The Department has examined the illustrative ICP credit tariff provided in Record Request DTE-10, and finds that the proposed language accurately reflects the conditions under which the ICP credit would be implemented. Eastern Edison Company, D.P.U. 96-24-C at 14-16 (1998). The Petitioners are hereby directed to change their Rate Plan to include an ICP credit tariff in the form provided in Record Request DTE-10 as part of their compliance filing.

          2.   Introduction of New Services

               a.   Introduction

          The Petitioners proposed that, during the Rate Plan, MECo will be free to introduce new services that are either optional for the customers or may be necessary and provided by alternative suppliers (Settlement at 36). According to the Petition ers, revenues realized from such new services will not be included in the Rate Plan and will be retained by the Company (id.; Tr-2, at 181-182). MECO stated that it has not made any final decision regarding the nature of the services it may introduce, except for the provision of load data collection. services (Exh. DTE-1-48).

          The Petitioners also asserted that distribution company assets and employees may be used for purposes of providing the new services (Exh-M-1-49). However, the Petitioners claimed that the ratepayers will be protected from potential abuse or cross subsidization because: (1) costs and revenues associated with any new service will be excluded from the Rate Plan; (2) if MECo were to choose to make a revenue-neutral, filing based on the cost of service, any cost will be Subject to Department review and to proper allocation; (3) any new service will only become effective 60 days after a fully described proposal is filed with the Department, unless the Depart ment orders otherwise, (4) the services to be provided will not entail any substantial financial risk; and (5) the Standards of Conduct for Distribution Companies and their affiliates, 220 C.M.R. section 12.00 et seq. ("Standards of Conduct") and any amendment to the

Standards of Conduct the Department may introduce in the future will con tinue to apply to MECo (Settlement at 35-36, Exhs. DTE-1-48; DTE-1-50; DTE-1-51; DTE-1-52, Tr. 2, at 204-208).

               b.   Analysis and Findings

          The Petitioners correctly point out that there are some safeguards to preserve our ability to protect the public interest. First, MECo acknowledges that it is required to comply fully with the Standards of Conduct. Second, any new service would not become effective until 60 days after a fully described proposal is filed with the Department unless the Department orders otherwise. Finally, the costs of any new service would be excluded from the Rate Plan, and such costs would be subject to Department review and to proper allocation, should MECo choose to make a revenue-neutral filing based on cost of service. However, at this time, the Petition ers cannot describe in detail the nature of any new services that may be offered in the future. The Department previously has required that specific information about proposed investments be identified in order to determine whether a proposal is consistent with the public interest. Bay State Gas Company, D.P.U-97-24, at 22 (1997). The Department finds that the information provided by the Petitioners regarding the new services MECo may introduce is presently insufficient to fully evaluate the consistency of the proposal with the public interest under section 96. The Department will take the opportunity to evaluate any specific proposal when and if such a proposal is filed.

          3.   Exogenous Factors

               a.   Introduction

          As described in Section II.F., above, the Petitioners requested that MECo be provided the opportunity to recover or refund costs associated with several exoge nous factors. Below, the Department addresses the proposed exogenous factors in general and specifically addresses three issues associated with the Petitioners' proposed treatment of exogenous factors that warrant further discussion: (1) the $1 million threshold for the factors (a) tax land accounting changes and (b) regulatory or legislative changes; (2) new on-site generation exceeding 15 MW; and (3) any accumulated incentives or penalties in excess of the threshold established under the proposed service quality plan.

               b.   Analysis and Findings

          The Department has defined exogenous costs as positive or negative cost changes beyond a company's control that would significantly affect the company's operations. NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 17; Eastern-Essex Acquisition, D.T.E. 98-27, at 17; Boston Gas Company, D.P.U. 96-50, at 290 (1996). With the exception of the factors discussed below, the proposed exogenous factors are either consistent, with the factors proposed and approved in previous merger cases (tax and accounting changes and regulatory or legislative changes), are unique to MECo but were approved in the Company's last rate case settlement, D.P.U. 93-194 (storm and hazardous waste funds), or are consistent with the electric industry's move toward restructuring (reclassification of costs).21 Therefore, the Department accepts these proposed exogenous factors as a reasonable balance of risk between the company and its customers.

          Now we turn to the exogenous factors that warrant further discussion. First MECo proposes to adjust its distribution rates for the effects of any externally imposed accounting changes and for the effects associated with any changes in the federal, state or local rates, laws, regulations, or precedents governing income, revenue, sales, franchise, or property taxes if the accounting and tax changes individ ually affect MECo's costs by more than $1 million per year. Similarly, MECo proposes to adjust its distribution rates for the effects of any legislative or regulatory changes which impose new or modify existing obligations or duties which individu ally affect MECo's costs by more than $1 million per year. Concerning the $1 million threshold, the Department previously has stated that the threshold for qualification as an exogenous cost should avoid costly regulatory process over minimal dollars. Eastern-Colonial Acquisition at 55; NIPSCO-Bay State Acquisition at 18; Boston Gas Company, D.P.U. 96-50, at 288. Therefore, the Department has required that any individual exogenous cost must exceed a threshold in order to qualify for recovery. Eastern-Colonial Acquisition at 55. The Department previ ously has considered a threshold for the opportunity to recover exogenous costs in Eastern-Colonial

---------------

21 The proposal regarding inflation has been denied previously where the petitioners proposed to modify their rate plans in the event that inflation reached a certain level. Eastern-Colonial Acquisition at 56-57; NIPSCO-Bay State Acquisition at 18-19. However, this proposal is different in that the adjustment to distribution rates would be equal to the increment above four percent and would be for the years 2003 and 2004 only (Settlement at 16; Tr. 1, at 77).

Acquisition at 55. There, the Department found that the proposed $140,000 threshold was unreasonable given the size of Colonial's revenues and we determined that the effect of any individual exogenous cost must exceed $250,000 in a particular year in order for Petitioners to request recovery of that particular exoge nous cost. Id. at 55-56. MECo states that companies under rate plans that have frozen rates are vulnerable to regulatory or legislative changes that impose costs on them when they have no ability to recover those costs from customers. The Com pany indicated that it considered $1 million to be the appropriate level to avoid having a rate change over a relatively small amount of money (Tr. 1, at 73). Al though the $1 million threshold is low relative to the size of MECo, on the whole, there is a sufficient balance of risk between the Company and its customers with respect to all of the exogenous factors and other benefits associated with the Rate Plan. The $1 million refers only to the first two exogenous factors and is symmetric so that, for example, decreases in taxes would be reflected in customers' rate as well as increases. Therefore, the Department accepts the $1 million threshold level.

          Second, regarding new on-site generation, the Settlement provides that MECo shall adjust its distribution rates to recover lost revenues resulting from the installation of any new on-site generating capacity operational on or after July 1, 1999, that in the aggregate exceeds a 15 MW threshold (Settlement at 12). In the event the 15 MW threshold is exceeded, MECo would propose Auxiliary Service provisions to seek recovery of the lost revenues for the increment above

15 MW.26 The Settlement also provides that (1) the Auxiliary Service Rate would be sought through its Exogenous Factors Adjustment proceedings and (2) the Company will adjust its distribution rates in each rate class for any revenues lost within that rate class within the preceding calendar year to the extent that Auxiliary Service Rates approved by the Department are not sufficient to recover the lost revenues associ ated with new on-site generation in excess of the 15 MW (id.).

          Although the Rate Plan does not explicitly exclude net-metering customers from the Auxiliary Service provisions,27 the Company provided assurances that any proposal in the Exogenous Factors Adjustment proceedings would be consistent with the Department policy current at that time (Tr. 2, at 235-237).

          Because it is outside the scope of this proceeding, the Department does not make any findings on the appropriateness of an Auxiliary Service Rate at this time. However, in addressing new on-site generation as an exogenous factor in any future Exogenous Factors Adjustment proceeding, the Department at a minimum will consider: (1) what method of analysis should be used to quantify the economic impact on the Company of new on-site generation; (2) the potential impact of assessing a special fee to certain customers installing new on-site

---------------

26 The Settlement exempts the following technologies from the Auxiliary Service Rate: non-dispatchable cogeneration facilities; heating and cooling systems at the customer's location; and non-dispatchable, renewable energy facilities. However, the Settlement provides that these technologies will contribute to reaching or exceeding the 15 MW threshold (Settlement at 13).

27 According to 220 C.M.R. section 11.07(c), distribution companies shall be prohibited from imposing special fees on net metering customers.

generation on the emergence of new beneficial technologies; and (3) the extent to which revenue losses from new on-site generation should be recovered through a balance between special fees and the ratepayers within the designated rate classes (Tr. 1, at 91-93).

          Third, MECo proposes that any accumulated incentives or penalties in excess of the $20 million threshold under the proposed service quality plan be treated as an exogenous factor. In Section IV.C.2, below the Department finds that the service quality plan developed by the Department pursuant to our generic proceeding will supplant what is proposed here. Therefore, this proposed exogenous factor will remain in place only until the Department has developed a generic service quality plan and will continue to exist only if the Department approves a similar threshold.

          With the specific qualifications in place associated with on-site generation and accumulated incentives and penalties, the inclusion of the Rate Plan's exogenous factors is acceptable in the context of a rate reduction for a period of time and limited rate increase for a time thereafter. Moreover, the mechanism for inclusion of specific exogenous factors is not automatic. Adjustments for exogenous factors would be subject to review, and after a public hearing, approval by the Department. Therefore, the Department approves the Petitioners' proposed list of exogenous factors and the mechanism for accounting for them in the future.

     C.   Effect on Service Quality

          1.   Introduction

          The Petitioners proposed a service quality plan that measures performance on reliability, customer service, and safety. In addition to the ten specific measures that gauge performance in these areas, the Petitioners also agreed to construct a measure of MECo's performance in major outages that would be capable of implementation by 2003. A $3 million penalty would be associated with the measure, but until the measure is implemented, the frequency of outage measure, the duration of outage measure, and the customer satisfaction standard would each have $1 million added to the penalty level of each measure. The Petitioners proposed that the major event performance measure be implemented no later than 2003, unless otherwise agreed by the Petitioners (Exh. DTE-1-114, Att.10, at 1, 4).

          The specific measures that gauge performance, the penalty and incentive amounts, the annual penalty and incentive caps, and the $20 million threshold that triggers, a collection from or return to ratepayers, as well as other specific components of the plan, are explained in Section II.G. and the Appendix. The service quality plan commences on the effective date of the merger and remains in effect through December 31, 2009. However, the settlement provides that the service quality plan "shall be subject to modification if a generic PBR program is authorized or required by the Department" (Settlement at 26).

          2.   Analysis and Findings

          The Department has recognized the importance of maintaining service quality, particularly when mergers, and the resultant efforts to achieve cost savings or "synergies," can potentially lead to service quality degradation. Boston Edison Merger at 15; Mergers and Acquisitions at 8-10. Acknowledgment of the importance of service quality led the Department to direct all companies that file for approval of mergers or acquisitions to include a service quality plan in their filings. Eastern-Essex Acquisition at 33.

          The service quality plan proposed by the Petitioners contains several compo nents not previously seen in service quality plans filed with the Department. See NYNEX Price Cap Order, D.P.U. 94-50 (1995) and Boston Gas Company, D.P.U. 96-50. First, the instant plan contains incentives as well as penalties. Secondly, the proposed plan contains a feature where incentives and penalties can offset each other. Finally, the plan contains a monetary threshold whereby there is not an immediate payout of penalties or incentives, but instead, the funds remain in an account until a payout threshold is reached (e.g., $20 million).28

          Even before the Rate Plan Settlement was filed, the Department had already opened a generic proceeding docketed as D.T.E. 99-84, on service quality standards for electric distribution companies and natural gas local distribution companies. Dependent upon the outcome of D.T.E. 99-84, the Petitioners concede, the instant service quality plan is subject to modification. Therefore, the Department approves the service quality plan proposed by the Petitioners with the condition or caveat that the Department's Order in D.T.E. 99-84 may lead to wholesale replacement, or to significant modification of some or all of the

---------------

28 In the context of another rate plan, the Department noted: "For a rate freeze to be a meaningful benefit to ratepayers . . . , the rate freeze cannot be so heavily encumbered with the qualifications and 'outs.'" NIPSCO-Bay State Acquisition at 18. The same might be said of a PBR plan.

components of, the Petitioners' plan. These changes might include, but are not limited to, changes in penalties, incentives, benchmarks, benchmarking method, monetary thresholds before penalties (or incentives) are collected from a company (or redound to it), and methods of distribut ing penalties or collecting incentives. Thus, the proposed service quality plan could be completely replaced, dependent upon the outcome of our generic service quality investigation.

          With respect to those measures the Petitioners claim are capable of imple mentation by 2003, the Department will not delegate its authority to determine whether an exemption to the 2003 end date should be granted. Therefore, any request by the Petitioners to extend the date for implementation shall be filed with the Department no later than July 1, 2002.

     D.   Societal Costs

          1.   Introduction

          The Petitioners state that the benefits of the merger are determined in part by the number and productivity of the employees retained by the surviving entity and that some reduction in workforce is inevitable (Exh. MEC-1, Vol. 1, at 107). As a result of the merger, the Petitioners estimate a reduction in staffing from about 4,100 employees to 3,850 employees (id.). The Petitioners anticipate that this reduction will be through attrition and voluntary early retirement programs. Furthermore, the Petitioners state that they have reached agreements with their unions that include appropriate employee protections necessary for the unions to support the merger (Exh. DTE-1-113). In an effort to mitigate the reduction in workforce, NEES also states that there will be employment opportunities with National Grid and that opportunities for employees may be available through NEES's expanded transmis sion and distribution business (Exh. MEC-1, Vol. 1, at 107).

          2.   Analysis and Finding

          The only issue addressed under societal costs is the effect on employment (id.). The Department notes that societal costs must be weighed and balanced against the benefits resulting from the merger and Rate Plan. While perpetuation of job redundancies in a merged entity would impose avoidable costs and thus be detrimen tal to ratepayers, the elimination of these redundancies can and should be accom plished in a way that mitigates the effect on employees. The Petitioners represent that they have reached agreement with their unions about employee protection measures and anticipate that the reduction will be attained through attrition and voluntary retirement programs (Exh. DTE-1-113). The Petitioners also represent that potential job opportunities exist with National Grid.

          The Department has stated that future proponents of mergers must demon strate that they have a plan for minimizing the effect of job displacement on employees. Eastern-Essex Acquisition at 44. To follow up on the effectiveness of the Petitioners' efforts to assist displaced workers, the Department directs the Petitioners to submit annual reports detailing their displaced workers assistance efforts. Three such reports am required. The first report shall be filed one year after the consumma tion of the merger, with the second and third reports to be submitted annually thereafter.

     E. Distribution of Resulting Costs and Benefits between Shareholders and Ratepayers

          1.   Introduction

          The Petitioners estimated that the total acquisition premium and transaction costs attributed to MECo under the NEES/EUA merger would be approximately $336,210,000, with an annual amortization of approximately $16,811,000 (Exh. DTE-1-113, Att. 1, at 2). The Petitioners estimated that the total acqusition premium and transaction costs attributed to MECo under the NEES/National Grid merger would be approximately $1,853,826,000, with an annual amortization of $92,691,000 (id., Att. 1, at 3). The Petitioners represented that their proposed ratemaking treatment ensures that benefits in the form of cost savings and continued service quality accrue to customers, with shareholders bearing the risk of merger-related costs exceeding savings (Exh. DTE-1-113, at 4)."29

          While these transaction costs and acquisition premiums are not being directly charged to MECo's ratepayers, an evaluation of these costs is necessary as part of the ba1ancing of costs and benefits required under our section 96 standard. Eastern-Essex Acquisition at 48. Moreover, the Petitioners' proposal

---------------

29 As described above, if MECo does submit a general rate filing to the Depart ment before December 31, 2009, the amortization of acquisition premiums and transaction costs associated with either the NEES/EUA merger or the NEES/National Grid acquisition, as well as any "Earned Savings," shall not be included in MECo's rate base (Settlement at 20-21). After the conclusion of the rate Plan on January 1, 2010, MECo would remain precluded from including these acquisition premiums or transaction costs in distribution rates, but may seek inclusion of "Earned Savings" in its distribution rates (id. at 24-25).

to permit the inclusion of "Earned Savings" in distribution rates after December 31, 2009 requires the examina tion of these costs to establish a basis on which to assess the "Earned Savings" feature of the Merger.30

          2.   Transaction and Integration Costs

               a.   Introduction

          The Petitioners estimate that the total transaction and integration costs associated with the merger will be $74,145,000, consisting of $11,610,000 in transaction costs, $42,980,000 in personnel costs, $8,055,000 in transition costs, and $11,500,000 in information systems costs which are considered necessary to inte grate EUA's system with those of NEES (Exhs. MEC-1, Vol. 3, at 29-31; AG-1-82, at 23).31 These costs are expected to be incurred over a period of three years after the merger, with most costs incurred during the first year (Exhs. MEC-1, Vol. 3, at 10; AG-1-82, at 5).

          The $11,610,000 in transaction costs consist of: (1) $7,500,000 in bankers fees, (2) $3,500,000 in legal fees; (3) $400,000 in directors and officers liability tail coverage; and (4) $210,000 in shareholder and proxy costs (Exh. AG-1-82, at 23-24). The $42,980,000 in personnel costs consist of:

---------------

30 Although the Petitioners represented that the merger is directly linked to the consummation of the NEES/National Grid merger (Settlement at 27-28), the acquisition of NEES by National Grid lies beyond the scope of the instant proceeding. Accordingly, the Department finds it unnecessary to consider the transaction costs and acquisition premium associated with the NEES/National Grid merger as part of the balance of costs and benefits required under section 96.

(1) $30,330,000 in voluntary early retirement program costs; (2) $4,000,000 in management separation costs; (3) $2,800,000 in limited hardship early decision option costs; (4) $1,150,000 in employee retention costs; (5) $2,500,000 in employee relocation costs; (6) $1,950,000 in employee retraining costs; and (7) $250,000 in general reorientation costs (id. at 25). The $8,055,000 in transition costs consist of. (1) $810,000 in internal support costs; (2) $2,000,000 in non-intbrmationsystem outside support costs; (3) $250,000 in telecommunications costs; (4) $3,215,000 in facilities consoli dation costs; (5) $1,230,000 in dispatch consolidation costs; (6) $340,000 in opera tions integration costs; (7) $85,000 in finance integration costs; and (8) $125,000 in other transition costs (id. at 26-27). The $11,500,000 in information system costs consist of: (1) $9,080,000 in systems integration and data center consolidation costs; (2) $995,000 in customer-and meter-related costs; and (8) $1,425,000 in telecommunications costs (id. at 28).

               b.   Analysis and Findings

          The Department has recognized that there are transaction costs associated with a merger or acquisition, and that these costs may be recovered in rates provided the public interest standard of G.L. c. 164, section 96, is satisfied. BECo-ComElec Acquisition at 37; Eastern-Colonial Acquisition at 90; Eastern-Essex Acquisition at 52-53; Mergers and Acquisitions at 18-19. Certain merger-related costs may not be subject to the same level of precision at the time of the Department's investigation as generally can be attained in a traditional cost-of-service rate procceding, using a historic test year. BECo-ComElec Acquisition at 38; Eastern-Essex Acquisition at 51. Mergers and Acquisitions at 7, recognized that precise calculation of costs and benefits is not always possible and so required quantification to the extent such

---------------

31 Of this amount, approximately $54,801,000 would be attributed to MECo, and $19,134,000 would be attributed to NEES's Rhode Island operations (Exh. DTE-1-113, Att. 1, at 2).

quantification can be made. Therefore, the Department examines the basis for these transaction cost estimates in our determination of the costs and benefits associated with the merger, to the extent that these costs can be quantified.

          Concerning transaction costs, the Department has taken into consideration the estimation processes used by NEES and EUA, the expertise of Mercer Management Consulting, and our experience with recent merger and acquisition proceedings. The overall scope of the transaction, as measured by EUA's projected acquisition cost, is approximately $633.5 million (Exh. MEC-1, Vol. 1, at 79). The Department has considered transaction costs in the context of the magnitude of assets involved and the complexity of the transaction. BEC-ComElec Acquisition at 40; Eastern-Essex Acquisition at 52. The transaction here involves the creation of a limited liability corporation, Research Drive LLC, as a shell entity, the merger of a Massachusetts business trust, EUA, into the shell entity, and the ultimate merger of EUA's operating companies into those of NEES (Exhs. MEC-1, exh. MEJ-1, at 10; MEC-1, Vol. 1, at 101-102). This Settlement is filed in conjunction with the proposed acquisition of NEES by a British entity, National Grid (Exh. MEC-1, Vol. 1, at 12). This set of transactions involves the Department, the Rhode Island Public Utilities Commission and the Rhode Island Division of Public Utilities and Carriers, the Securities and Exchange Commission, the Nuclear Energy Regulatory Commission, and the Department of Justice for various regulatory approvals. Transaction costs of $11,610,000 are reasonable in view of the multiple transactions required to complete the business consolidation. Based on these considerations, the Department finds that the proposed transaction expense of $11,610,00() is commensurate with the com plexity of the merger and reasonable in amount for purposes of evaluating the costs associated with the merger. Accordingly, the Department includes the full $11,610,000 in transaction costs in our estimate of the costs associated with the consolidation.

          3.   System Integration Costs

          As with merger-related transaction costs, the Department has recognized that there are post-merger costs associated with a merger or acquisition that may be recoverable if the public interest standard of G.L.c. 164, section 96 is satisfied. BECo-ComElec Acquisition at 41; Eastern-Colonial Acquisition at 90; Eastern-Essex Acquisition at 51-52; Mergers and Acquisitions at 16, 18-19. The Petitioners estimated that the system integration costs resulting from this merger, including personnel, transition, and information system costs, will be $62,535,000 (Exh. AG-1-82, at 23). The Department examines the basis for these system integration cost estimates in our determination of the costs allowed to be recovered under the Rate Plan.

          Employee costs were estimated on the basis of the Petitioners' analysis of post-merger staffing needs, compensation levels, and the forms of severance pack ages developed (Exhs. MEC-1, Vol. 3, at 134; DTE-1-99 (Confidential); AG-1-82, at 25; Tr. 1, at 146-150). Although these costs are estimated, the Department recog nizes that approximately 330 NEES and EUA employees, mostly from EUA, have elected to take advantage of the voluntary programs (Exh. DTE-1-101; Tr. 1, at 149-150). The Petitioners have made a reasonable estimate of the total cost of the compensation packages to be offered under these programs. The Petitioners have also made a reasonable estimate of the number of employees taking advantage of the retention, relocation, and retraining programs, as well as the cost associated with programs of this type

(Exh. MEC-1, Vol. 3, at 134). The projected employee retention, relocation, and retraining program expense levels are consistent with the extent of staffing changes that would be expected with a merger of this type (id.; AG-1-82, at 25). Therefore, the Department concludes that the proposed separation expense of $42,980,000 is reasonable. Accordingly, the Department includes these costs in our evaluation of the costs and benefits associated with the merger.

          Transition and information system costs were estimated through a detailed analysis of NEES's anticipated post-merger needs, which included an evaluation of physical plant requirements and new dispatch and communications hardware and software needs (Exhs. MEC-1. Vol. 3, at 134; AG-1-82, at 26-28, 154-176). Al though these costs are estimates, the Department recognizes that the merger will result in the restructuring of MECo's physical plant operations and system reconfigurations, which will require in some instances the services of outside management consulting firms (Exhs. MEC-1, Vol. 3, at 134; AG-1-82, at 26). The Petitioners have provided the basis for the cost estimates, which rely extensively on an analysis of various options (Exh. AG-1-82, at 154-176). The proposed costs are commensurate with the complexity and nature of the merger and are reasonable in amount. Therefore, the Department includes these costs in our evaluation of the costs and benefits associated with the merger.

          4.   Acquisition Premium

               a.   Introduction

          The Petitioners estimate that the merger will result in an acquisition premium of approximately $259.8 million, equal to the difference between the $633.5 million purchase price which EUA's shareholders will be able to redeem for cash and EUA's book value of approximately $373.7 million (Exhs. MEC-1, Vol. 1, MEJ-6, at 3; MEC-1, at 42). This estimate was developed by multiplying the imputed purchase price per share of EUA's common stock, $31.00, by the 20.4 million outstanding shares, for a total of $633.5 million, and then subtracting EUA's December 31, 1998 book value of approximately $373.7 million, determined by multiplying the Decem ber 31, 1998 book value per share of $18.29 by 20.4 million shares (Exh. MEC-1, Vol. 1, MEJ-6, at 3). According to the Petitioners, the acquisition premium cannot be precisely determined until the closing of the merger, because of book value fluctuations prior to the closing of the merger (Exh. MEC-1, at 42). The Petitioners stated that they will inform the Department of the actual amount of the acquisition premium and related accounting entries after the completion of the merger (Tr. 2, at 161).

               b.   Analysis and Findings

          The Department has stated that it will consider, on a case-by-case basis, individual merger or acquisition proposals that seek recovery of an acquisition premium, as well as the appropriate recovery level of such a premium. Merger and Acquisitions at 18-19. Under the Department's standard, a company proposing a merger or acquisition must, as a practical matter, demonstrate that the costs or disadvantages of the transaction are accompanied by benefits that warrant their allowance. Thus, allowance or disallowance of an acquisition premium would be just one part (albeit an important one) of the cost/benefit analysis under the section 96 standard as elaborated in Department cases. Id. at 7; BECo-ComElec Acquisition at 56; Eastern-Colonial Acquisition at 94; NIPSCO-Bay State Acquisition at 38-39; Eastern-Essex Acquisition at 61.

          With respect to the level of consideration paid by NEES, the record evidence demonstrates that the purchase price was evaluated by the Petitioners in comparison with purchase prices associated with other recent mergers and acquisitions, and in light of the potential long-term benefits (RR-DTE-11). A purchase price at a multiple of book value expresses a buyer's expectations of the acquired company's future contributions to combined operations. Eastern-Essex Acquisition at 64. The particular exchange rate in merger or acquisition stock transactions involves a number of matters of value to the buyer, including a premium for management control and long term strategic and economic value perceived by the buyer as accruing from the transaction. Id. It is clear that NEES, as a knowledgeable and willing buyer, experienced in other acquisitions, was prepared to pay a premium over EUA's book value in exchange for long-term growth potential (Exh. MEC-1, Vol. 1, exh. MEJ-6, at 3; RR-DTE-11).

          The proposed purchase price for EUA's stock represents a premium of
1.7 times book value (RR-DTE-1 1). The price paid by NEES for EUA in this case lies in the range of what been offered in other transactions. BECo-ComElec Acquisition at 60. EUA's independent advisor, Salomon Smith Barney, has pronounced the terms of the transaction to be reasonable (Exh. MEC-1, at 109).

Not only does the premium lie within an historic range that has been validated by the market at large, but its reasonableness is credibly attested to and corroborated by independent financial advisors. The Department finds that the proposed purchase price for EUA's common stock and proposed exchange ratio is in line with experience in other acquisitions and is reasonable for the transaction at issue here. The opportunity sought to recover a premium at this level between these companies is a reasonable and valid expression of today's market conditions.

          The actual level of the acquisition premium will be dependent upon a number of factors, including the actual number of EUA's shares outstanding upon the closing date, EUA's book value as of the completion of the merger, and the revaluation of unregulated assets. Thus, the actual amount of the acquisition premium cannot be precisely calculated until the consummation date or shortly thereafter, although its range is formulaically determined. Easten-Essex Acquisition at 65. The above formula for calculating the amount is sound and acceptable. The Petitioners intend to provide the Department with a copy of the journal entries or a schedule summariz ing such entries upon completion of the merger accompanied by benefits that warrant their allowance. The Department hereby instructs the Petitioners to provide this information, in sufficient detail so as to provide the actual acquisition premium, within 90 days after the completion of the merger.

          5.   Merger-Related Savings

               a.   Introduction

          The Petitioners state that the merger of NEES and EUA should result in approximately $329,951,000 in estimated savings during the ten-year term of the Rate Cap and Rate Index periods, 2000 through 2009 (Exh. AG-1-82, at 5). Al though the Petitioners considered that merger-related savings generally would continue into future periods, the savings estimates were limited to the term of the Rate Plan (Exh. MEC-1, Vol. 3, at 10). The savings calculation was based on savings that were attributable to the merger, i.e., those savings would not be attain able but for the combination of two Massachusetts business trusts,32 NEES and EUA, under NEES, and the merger of EUA's subsidiary companies, including EECo, into those of NEES (id. at 10-11). The Petitioners considered the potential for merger-related savings in (1) personnel, (2) information system,
(3) supply chain,33 (4) facilities, and (5) administrative and general ("A&G") (id. at 12-13; Exh. AG-1-82, at 6-22). These savings were identified in both operating expense and capital-related costs. In the case of capital-related costs, such as those associated with fixed assets, savings estimates were derived by using a revenue requirement method, using a blended levelized fixed charge of 13.5 percent for non-information system capital items, and a levelized fixed charge of 28.6 percent for information system-related capital items (Exh. MEC-1, Vol. 3, at 12-13).

---------------

32 The Petitioners state that NEES and EUA are business trusts (Exh. MEC-1, Vol.4, Att. 1, at 10).

33 The Petitioners define supply chain expenses as those related to inventory, procurement, contractor services, and vehicles (Exh. AG-1-82, at 19).

          The Petitioners stated that the savings associated with this merger were not expected to be as great as those associated with other mergers, including the consoli dation of BEC Energy and Commonwealth Energy System in D.T.E. 99-19 (id. at 26). The Petitioners attributed this to the smaller size of EUA in relation to NEES, and the lower employee/customer ratio for NEES and EUA versus those for BEC Energy and Commonwealth Energy System, which would limit the ability to reduce staffing levels (id. at 26-27).

                    i.   Personnel

          The Petitioners estimate that $267,100,000 in savings will result from stafring reductions over the term of the Rate Plan (Exh. AG-1-82, at 5-9). In calculating the estimate, the Petitioners first estimated staffing levels at both NEES and EUA as of January 1, 2000, and developed detailed organization and functional breakdowns to which each employee was assigned on the basis of subfunctions (Exh. MEC-1, Vol. 3, at 15-16). Next, the Petitioners estimated the number of positions that could be eliminated as a result of the merger through an examination of duplica tive functions, the potential for integration, changes in policies or practices, and any incremental workload within the particular function (id. at 16). As a result of this analysis, the Petitioners estimated that 312 positions could be eliminated as a result of the merger, of which 124 positions are in A&G functions, 87 positions are in customer functions, 95 positions are in transmission and distribution ("T&D") functions, and six positions are in other functions (id. at 17; Exh. AG-1-82, at 6-9). For each identified subfunction, the Petitioners then applied a weighted average annual compensation level (wages or salary plus benefits) based on year 2000 dollars (Exhs. MEC-1, Vol. 3, at 17; DTE-1-99 (Confidential), at 7-12). To account for capitalized T&D payroll, a blended capitalization rate of 35 percent for T&D positions and a blended capitalization rate for A&G and customer positions of zero percent was applied based on the respective companies' payroll allocation data (id. at 18). As a result of this analysis, the Petitioners concluded that personnel savings of $267,100,000 would result from the merger (Exh. AG-1-82, at 9).

                    ii.  Information Systems

          The Petitioners estimate that the merger will result in savings of approxi mately $10,194,000 in information system expenses (other than information system personnel) over the term of the Rate Plan (id. at 10). The Petitioners derived this estimate under the assumption that data centers would be consolidated as a result of the merger and that the combined companies would adopt those information systems presently relied upon by NEES (Exh. MEC-1. Vol. 3, at 19, 52-62).

                    iii. Supply Chain

          The Petitioners estimate that the merger will result in a total of $20,428,000 in savings through purchasing economies over the term of the Rate Plan (Exh. AG-1-92, at 5). These savings represent: (1) $3,323,000 in inventory savings through a reduction in required inventory levels; (2) $6,097,000 in procurement savings on materials and supplics; (3) $7,385,000 in contractor savings; and (4) $20,428,000 in vehicle fixed and operating cost savings resulting from personnel reductions (Exhs. MEC-1, Vol. 3, at 21; AG-1-82, at 11-14). The savings estimates were based on a number of considerations, including an assumed three percent reduction in EUA-related purchases, a 25 percent reduction in EUA-related inventory costs, the elimination of five heavy-duty vehicles and ten passenger-vehicles, EUA's inventory and maintenance programs, and contract service requirements (Exh. MEC-1, Vol. 3. at 65-81).

                    iv.  Facilities

          The Petitioners estimate that the merger will result in a total of $43,719,000 in facilities savings over the term of the Rate Plan, as a result of headquarters consolidation (Exh. AG-1-82, at 5). The savings estimates also incorporate the closing of several MECo and EECo facilities in southeastern Massachusetts and the construction of more centralized operating facilities in the area (id. at 131-133).

                    v.   Administrative and General

          The Petitioners estimate that the merger will result in savimgs of approximately $62,656,000 in A&G expenses during the term of the Rate Plan (id. at 5). The Petitioners identified these savings within nine categories: (1) $1,326,000 in A&G overhead savings; (2) $6,520,000 in advertising; (3) $2,873,000 in association dues; (4) a nominal amount in benefits administration;
(5) $11,769,000 in corporate governance; (6) $6,188,000 in financial fees; (7) $8,840,000 in insurance; (8) $25,140,000 in professional services; and (9) a nominal amount in regulatory expenses (Exhs. MEC-1, Vol. 3, at 22; AG-1-82, at 16).34 For each of these expense categories, the Petitioners developed savings estimates based on a mmber of consid erations, including the elimination of duplicative costs and the use of assumptions (Exh. MEC-1, Vol. 3, at 22-26).

---------------

34 Because the savings in benefits administration and regulatory expense were not considered to be significant, these were not explicitly reflected in the Petitioners' revised savings estimates (Exhs. MEC-1, Vol. 3, at 24-26; AG-1-82, at 21-22).

               b.   Analysis and Findings

          To meet the G.L. c. 164, section 96, public interest standard, rnerger-related costs must be accompanied by offsetting merger-related benefits that warrant their recovery, including the cost of any premium sought. BECo-ComElec Acquisitions at 68; Eastern-Colonial Acquisition at 5-6; NIPSCO-Bay State Acquisition at 9-10; Eastern-Essex Acquisition at 8-10. Therefore, in order for the Department to recognize the opportunity to recover merger-related costs, a petitioner must demon strate savings related to the merger that are at last equal to the costs of the merger.

          The Department recognizes that the savings presented by the Petitioners are based on forecast amounts. However, the determination of savings through 2009 requires the Department to consider both historic and projected savings. Reliance on precedent based solely on historic test-year cost of service is not a sufficient guide in this case. BECoComElec Acquisition at 68; Eastern-Colonial Acquisition at 20. The evaluation of these savings is not subject to the same level of precision as generally can be attained in a traditional rate case setting. BECoComElec Acquisi tion at 68-69. Therefore, the Department's review of the Petitioners' savings esti mates must be based on whether the figures proposed by the Petitioners are reason able estimates.

          With respect to the Petitioners' estimate that $267,100,000 in savings will result from personnel reductions, the Department determines that the Petitioners have made a thorough, comprehensive analysis of pre- and post-merger positions at NEES and EUA, and accepts the Petitioners' analysis that 312 positions could be eliminated through the creation of an integrated corporate and administrative organization (Exhs. MEC-1, Vol. 3, at 16; DTE-1-99 (Confidential); AG-1-82, at 6-9).35 The Department also accepts the Petitioners' use of a weighted average blended on (wage or salary plus benefits) per subfunction as consistent with the compensation levels associated with the employee positions projected to be eliminated (Exhs. MEC-1, Vol. 3, at 17; DTE-1-99 (Confidential), at 7-12). Finally, the Department accepts the Petitioners' capitalized payroll estimates as consistent with the recent experience of the Petitioners (Exh. MEC-1, Vol. 3, at 18). The Department concludes that the Petitioners have provided a fair and reliable estimate of the savings that would result from the merger. Accordingly, the Department uses a personnel savings estimate of $267,100,000 for purposes of evaluating the costs and benefits associated with the proposed merger.

          Turning to the area of information system savings, the Department has reviewed the saving estimate, including the data and assumptions relied upon by the Petitioners. The Petitioners have demonstrated a thorough evaluation of NEES's post-merger information system requirements and how EUA's current information technology would be integrated into NEES (Exhs. MEC-1, Vol. 3, at 53-62; AG-1-82, at 18). The Department concludes that the Petitioners have made a fair and reliable estimate of the savings that would occur as a result of the merger. Accord ingly, the Department uses an information system savings estimate of $10,194,000 for purposes of evaluating the costs and benefits associated with the proposed merger.

---------------

35 The estimate of 312 positions may be conservative in view of the approximately 330 employees who have elected to accept the early retirement options (Tr. 1, at 149).

          With respect to supply chain savings, the Department has reviewed the savings estimate, including the data and assumptions relied upon by the Petitioners. The Petitioners have demonstrated a comprehensive approach in identifying merger-related changes in inventory and purchasing procedures, taking into account the integration of EUA's inventory and purchasing practices with those of NEES (Exhs. MEC-1, Vol. 3, at 65-81; AG-1-82, at 19). The Department concludes that the Petitioners have made a fair and reliable estimate of the savings that would occur as a result of the merger. Accordingly, the Department uses a supply chain savings estimate of $20,428,000 for purposes of evaluating the costs and benefits associated with the proposed merger.

          With respect to facilities savings, the Department has reviewed the savings estimate, including the data and assumptions relied upon by the Petitioners. The Petitioners demonstrated a thorough approach in the identification of NEES's and MECo's post-merger headquarter and service center requirements, and the scope of changes that would be implemented in order to integrate EUA's system into that of NEES (Exhs. MEC-1, Vol. 3, at 84-90; AG-1-82, at 20). The Department concludes that the Petitioners have provided a fair and reliable estimate of the savings that would result from the merger. Accordingly, the Department uses a facilities savings estimate of $43,719,000 for purposes of evaluating the costs and benefits associated with the proposed merger.

          The Department has reviewed the Petitioners' administrative and general savings estimates. The Petitioners estimated these savings based on a review of NEES's and EUA's own fixed and variable costs associated with each of the nine administrative and general areas identified and experience based on other utility mergers (Exh. MEC-1, Vol.3, at 9, 21-24). The Petitioners demonstrated a thorough approach in identifying economies of scale associated with an expanded NEES system, including Mercer Management Consulting's experience attained through other utility mergers for these types of expenses (id. at 93-131; Exh. AG-1-82, at 21-22). The Department concludes that the Petitioners have made a fair and reasonable estimate of the savings that would result from the merger in each of these areas. Therefore, the Department accepts the Petitioners' savings estimates in these nine administrative and general areas. Accordingly, the Department uses an administra tive and general savings estimate of $62,656,000 for purposes of evaluating the costs and benefits associated with the proposed merger.

          The Department recognizes that the savings presented by the Petitioners are based on forecast amounts. As noted in Eastern-Colonial Acquisition at 18, projec tions of future events are not subject to the same standards of measurement and evaluation that the Department uses in a rate case; rather, they can be judged in terms of whether they are substantiated by past experience, and supported by logical reasoning founded on sound theory. The evidence demonstrates that the figure $329,951,000 reasonably forecasts the likely projected merger-related savings over the ten-year period between the years 2000 and 2009.

          The Rate Plan in this proceeding raises issues similar to those addressed by the Department in our previous G.L.c. 164, section 96 reviews of the propriety of allowing recovery of acquisition premiums and other costs associated with a merger. See, e.g., BECo-ComElec Acquisition at 81-82; Eastern-Colonial Acquisition; NIPSCO-Bay State Acquisition; Eastern-Essex

Acquisition; Mergers and Acquisitions. In those cases, the Department found that mergers and associated cost recovery propos als must be "consistent with the public interest." BECo-ComElec Acquisition at 7-8; Eastern-Colonial Acquisition at 4-5; see also, NIPSCO-Bay State Acquisition at 9-11; Eastern-Essex Acquisition at 8-10. The Department has reaffirmed that the public interest standard must be understood as a "not net harm" standard. Eastern-Colonial Acquisition at 4-5; see also, NIPSCO-Bay State Acquisition at 9-10; Eastern-Essex Acquisition at 8. Here, the Petitioners' Rate Plan's conformance to the public interest will be assessed by the same standard embodied in section 96 and developed in the just-cited cases.

          While the Petitioners are not seeking direct and explicit recovery of either the transaction costs or acquisition premium, they have included what they label an Earned Savings feature in the Rate Plan, whereby revised MECo distribution rates filed after the end of the Rate Plan on December 31, 2009, would incorporate an expense representing a formulaically-determined measure of merger-related costs in a future rate proceeding, the Department would have to have a high degree of confidence in the demonstration that offsetting savings will be realized. BECo-ComElec Acquisition at 83. Reaching that level of confidence requires an evaluation of both he margin between projected merger-related costs and savings (i.e., a margin of error in projections) and the quality of the evidence supporting those projections. As noted earlier, the quality of projections can be judged in terms of whether they are substantiated by past experience, and supported by logical reasoning founded on sound theory. Eastern-Colonial Acquisition at 18.

          The Department has found that projected merger-related savings of $329,951,000 would probably be realized through the merger between the years 2000 and 2009. The Petitioners have provided detailed, substantial, and credible evidence in support of these projections, as Mergers and Acquisitions at 7, requires.36 The projected merger-related costs during that same period, including the amortization of the NEES/EUA acquisition premium, are estimated to be $168,100,000. Therefore, merger-related benefits are projected to exceed merger-related costs by approxi mately $161,841,000, which goes well beyond meeting the Department's "no net harm" standard to the point of actually providing net benefits to customers. Even if the merger does not produce the level of net savings anticipated by the Petitioners, the magnitude of the difference between the approximately $329,951,000 in savings and $168,110,000 in costs supports the conclusion that significant savings to ratepayers will likely result from the merger.

          The "Earned Savings" calculation, as described above in Section II.E., is structured to ensure that MECo would only be permitted to include merger-related costs in its distribution rates after the end of the Rate Index Period to the extent that savings are realized as a result of this merger (Settlement at 24-25). Shareholders bear the risk that merger-related costs

---------------

36 Some of the evidence was presented in responses to information requests propounded concerning the Rate Plan Settlement and in the hearings of February 4 and 7, 2000. Other evidence was filed with the original petition and in response to information requests regarding it. All is properly before the Department.

might exceed merger-related savings. The Department concludes that the merger will result in significant benefits for ratepay ers, and will allow the "Earned Savings" component of the Rate Plan to be included in the cost of service of any future MECo rate proceeding for the period 2010-20. This provision merely echoes the opportunity recognized in Eastern-Essex Acquisi tion at 4.

     F.   Summary

          The Department has evaluated the benefits and costs associated with the merger based on the following four factors: (1) effect on rates, (2) effect on service quality, (3) societal costs, and (4) distribution of resulting costs and benefits between shareholders and ratepayers. The following presents the Department's findings on the merger and Rate Plan based on these four factors.

          With respect to effect on rates, the Rate Cap Period includes a $10 million rate reduction for all customers of MECo (including the former EECo) and Nantucket, and a distribution rate freeze from the effective date of the merger through February 28, 2005, subject to certain exogenous factors. During the Rate Index Period, the Rate Plan implements a PBR mechanism that ensure MECo's distribution rates will remain at least ten percent below the regional average of similarly unbundled distribution rates for investor-owned utilities. This provision ensures that ratepayers would benefit from lower than average rates within the region. During the Rate Index Period, the Rate Plan assures that the mergers do not harm ratepayers by comparing MECo's frozen distribution rates at the end of the Rate Cap Period against the distribution rates of other utilities in the northeast. Also, during the Rate Cap and Rate Index Periods, the Rate

Plan assures that any merger-related costs by ratepayers will not exceed ratepayer benefits, because during these two periods, recovery of acquisition premiums and transaction costs associated with the mergers can only be derived from savings created through synergies from the consolidation of MECo/EECo and NEES/National Grid. Therefore, the Rate Plan is consistent with the "no net harm" standard.

          With respect to the merger's effect on service quality, the Department determined that it is necessary to implement a service quality plan to ensure ratepay ers experience no degradation of service following the merger. The service quality plan complies with G.L.c. 164, section 1E, but is nevertheless subject to modification pursuant to any generic performance-based program that may be authorized by the Department.

          Referring to societal costs, the Department found that while the merger will cause workforce reductions, these costs will be balanced by the benefits of the merger and Rate Plan. The Petitioners represent that they have reached agreement with their unions, that most of the reductions will be by attrition and voluntary early retirement, and that new job opportunities will become available. The Department has required three annual reports detailing the Petitioners' displaced workers assis tance efforts.

          With respect to the distribution of resulting costs and benefits between shareholders and ratepayers, benefits are shared with ratepayers during the Rate Plan. During both the Rate Cap and Rate Index period, ratepayers will benefit from lower distribution rates without the risk that costs of the merger will exceed benefits. The "Earning Savings" calculation, described in Section II.E., is structured to ensure that MECo only would be permitted to include merger-related costs in its distribution rates after the Rate Index Period to the extent savings are realized as a result of the merger. During the Earned Savings Period, any recovery of acquisition premiums and transaction costs will depend entirely on actual cost savings achieved, measured against the agreed upon rate levels in effect as of calendar year 2009. The Depart ment finds that shareholders bear the risk that merger-related costs might exceed merger-related savings and that the merger will result in significant benefits for ratepayers.

          Based on our evaluation of the costs and benefits associated with the merger, the Department finds that the public interest would be at least as well served by approval of the proposed merger as by its denial, i.e., there is no net harm to ratepayers. Therefore, the proposed merger is consistent with the public interest. Accord ingly, the Department approves the merger between MECo and EECo, and NEP and Montaup, and the Rate Plan, under the term of G.L. c. 164, sections 94 and 96.37

V.   STOCK ISSUANCE

     A.   Introduction

          MECo and NEP are direct subsidiaries of NEES, a holding company subject to the Public Utility Holding Company Act of 1935 ("PUHCA") (Exh. MEC-I, Vol. 1, at 177). Similarly, EECo is a direct subsidiary of EUA, which is itself

---------------

37 The Companies' original filing of April 30, 1999, satisfies section 96's requirement of shareholders' votes approving the "merger and the terms thereof." (Exh. MEC-1, Vol. 1, exh. MEI-1). If the merging companies decide to proceed with the transaction in accordance with this Order's terms, then they must file a representation that the original shareholders' votes are legally sufficient as to the "merger and the terms thereof" no encompass the terms of the Rate Plan Settlement or that, alternatively, votes later taken have approved the terms of the merger set out in the Rate Plan Settlement.

a holding company subject to PUHCA (id.). At the time of the filing, Montaup was a direct subsidiary of EECo and an indirect subsidiary of EUA. In its Settlement, EAU requested approval to transfer its ownership of the common and preferred stock and/or bonds of Montaup to EUA and seeks approval of the disposition of Montaup's securities to EUA (Settlement at 32). In the interim, the Department approved the transfer of EECo's interest in its subsidiary Montaup to EUA, thereby causing Montaup to become a wholly-owned, first-tier subsidiary of EUA. Eastern Edison Company, D.T.E. 99-67 (2000). NEES owns 100 percent of the common stock of MECo and NEP, and UA owns 100 percent of the common stock of EECo (Exh. MEC-1, Vol. 1, at 177).

          1.   Merger of MECo and EECo

          To effect the MECo and EUA merger, MECo requests approval: (1) under G.L. c. 164, sections 14, 18, 19, and 99 to issue up to $78,108,558 of additional common stock; (2) under G.L. c. 164 sections 14, 15A, 16, 18, and 19, to issue up to $30 million of preferred stock and up to $40 million of bonds or other evidences of indebtedness; and (3) under G.L. c. 164, section 15 to except the sale of bonds from the public bidding requirements (Settlement at 33; SRR-DTE-18, Supp. 1). NEES states that this request is not an attempt to raise new funds, but is only a paper transaction to formalize the consolidation of EECo's capitalization with and into MECo's capitalization (Tr. 2, at 195).

          MECo explains that it would issue preferred stock to EECo stockholders in exchange for their existing preferred stock (Exh. MEC-1, Vol. 1, at 178). The Company further explains that because MECo is a larger company than EECo with higher credit ratings, MECo is able to access capital markers at rates generally lower than those of EECo.38 The total savings that would be realized as EECo's debt is refinanced would be approximately $300,000 to $400,000 per year (id.).

          2.   Merger of NEP and Montaup

          To effect the merger, NEP requests approval under G.L. c. 164, section 14, 18, 19, and 99 to issue up to $60,100,000 of additional capital stock to consummate the NEP/Montaup merger (Settlement at 32; SRR-DTE-18, Supp. 1). NEES states that this request is not an attempt to raise new funds, but it is only a paper transaction to formalize the consolidation of Montaup's capitalization with and into NEP's capital ization (Tr. 2, at 195).

     B.   Standard of Review

          In order for the Department to approve the issuance of stock, bonds, coupon notes, or other types of long-term indebtedness39 by an electric or gas company, the Department must determine that the proposed issuance meets, among other requirements, two tests. First, the Department must assess whether the proposed issuance is reasonably necessary to accomplish some legitimate purpose in meeting a company's service obligations, pursuant to G.L. c. 164, section 14. Fitchburg Gas & Electric Light Company v. Department of Public Utilities, 395 Mass. 836, 842 (1985) ("Fitchburg II"), citing Fitchburg Gas & Electric Light

---------------

38 MECo is rated "A1" by Moody's Investors Service, "A +" by Standard and Poor's and "AA-" by Duff & Phelps Credit Rating Company. EECo's ratings are "Baa1+," and "A-," respectively (Exh. MEC-1, Vol. -1, at 179).

39 Long-term refers to periods of more than one year after the date of issuance. G.L. c. 164, section 14.

Company v. Department of Public Utilities, 394 Mass. 671, 678 (1985) ("Fitchburg I"). Second, the Department ordinarily must determine whether a company has met the net plant test.40 Colonial Gas Company, D.P.U. 84-96 (1984).

          The Court has found that, for the purposes of G.L. c. 164, section
14, "reasonably necessary" means "reasonably necessary for the accomplishment of some purpose having to do with the obligations of the company to the public and its ability to carry out those obligations with the greatest possible efficiency." "Fitchburg II at 836, citing Lowell Gas Light Company v. Department of Public Utilities, 319 Mass. 46, 52 (1946). In cases where no issue exists about the reasonableness of manage ment decisions regarding the requested financing, the Department limits its section 14 review to the facial reasonableness of the purpose to which the proceeds of the proposed issuance will be put. Canal-Electric Company, et al., D.P.U. 84-152, at 20 (1984); see, e.g., Colonia Gas Company, D.P.U. 90-50, at 6 (1990). The Fitchburg I and II and Lowell Gas cases also established that the burden of proving that an issuance is reasonably necessary rests with the company proposing the issuance, and that the Department's authority to review a proposed issuance "is not limited to a 'perfunctory review,'" Fitchburg I at 678; Fitchburg II at 842, citing Lowell Gas at 52. Where issues concerning th prudence of a company's capital financing have not been raised or adjudicated in a proceeding, the Department's decision in such a case does not represent a determination that any specific project is economically benefi cial to a company or to its customers. In such circumstances, the Department's determination in its Order may not in any way be construed as ruling on the appropriate ratemaking treatment to be accorded any

---------------

40   The net plant test is derived from G.L. c. 164, section 16.

costs associated with the proposed financing. See, e.g., Boston Gas Company, D.P.U. 95-66, at 7 (1995).

          Regarding the net plant test, a company is ordinarily required to present evidence that its net utility plant (original cost of capitalizable plant less accumulated depreciation) is equal to or exceeds its total capitalization (the sum of its long-term debt, preferred stock, common stock outstanding, including premium on capital stock, other paid-in capital but excluding retained earnings) and will continue to do so after the proposed issuance. Colonial Gas Company, D.P.U. 84-96, at 5; New England Power Company, D.P.U. 92-189, at 7 (1992). If the Department determines at that time that the fair structural value of the net plant and land and the fair market value of the nuclear fuel, gas or fossil fuel inventories owned by the company are less than its outstanding debt and stock, it may prescribe such conditions and requirements as it deems best to make good within a reasonable time the impairment of the capital stock. G.L. c. 164, section 16.

          Pursuant to G.L. c. 164, section 15, an electric or gas company offering long-term bonds or notes with a face amount in excess of $1 million and payable at periods of more than five years after the date thereof must invite purchase proposals through newspaper advertisements. G.L. c. 164, section 15. The Department may grant an exemption from this competitive bidding requirement if the Department finds that an exemption is in the public interest. G.L. c. 164, section 15.

          The Department has allowed an exemption from the advertising requirement where there has been a measure of competition in private placement.

See, .e.g, Western Massachusetts Electric Company, D.P.U. 88-32, at 5 (1988); Eastern Edison Company, D.P.U. 88-127, at 11-12 (1988); Berkshire Gas Company, D.P.U. 89-12, at 11 (1989). The Department also has found that it is in the public interest to grant an exemption from the advertising requirement when a measure of flexibility is necessary in order for a company to enter the bond market in a timely manner. See, e.g., Western Massachusetts Electric Company, D.P.U. 88-32, at 5. However, G.L. c. 164, section 15 requires advertising as the general; and waiver cannot be automatic but must be justified whenever requested.

          Pursuant to G.L. c. 164, section 15A, a company is required to sell long-term bonds, debentures, notes, or other evidence of indebtedness at no less than the par value unless the sale at less than par value is found by the Department to be in the public interest. G.L. c. 164, section 15A; see, e.g., Boston Gas Company, D.P.U. 92-127, at 8 (1992); Boston Edison Company, D.P.U. 91-47, at 15 (1991).

          Pursuant to G.L. c. 164, section 18, shares of capital stock of a gas or electric company shall be offered at such price, not less than par, as its directors may fix.

          Pursuant to G.L. c. 164, section 19, a gas or electric company may issue an unissued shares of capital stock from time to time under its articles of incorporation in such manner, at such times, upon such terms, and at such price not less than par, except as otherwise authorized by the Department as provided for in G.L. c. 164, section 18.

          Pursuant to G.L. c. 164, section 99, the purchasing or consolidated company may increase its capital stock and issue bonds, and exchange its securities for those of the selling or merged company; but the aggregate amount of the capital stock and the aggregate amount of debt, respectively, of the consolidated companies shall not, by reason of such consolidation, be increased. A company must present evidence that its combined capital stock (common stock, preferred stock, and premium on capital stock) and the combined amount of debt is the sum of the accounts of the separate entities prior to the merger.

     C.   Analysis and Findings

          1.   Section 14

          The Petitioners have requested that the Department authorize increases in MECo's capital stock, preferred stock and bonds, and NEP's capital stock. The Department finds that the issuance of up to $78,108,558 of additional capital stock, $30 million of preferred stock and up to $40 million of bonds or other evidences of indebtedness, is a necessary mechanism for the purpose of consolidating MECo and EECo and then effecting the proposed merger. Therefore, the Department finds in accordance with G.L. c. 164, section 14, that the proposed stock and bond issuance is reasonably necessary on its face because it is necessary to accomplish the surviving company's service obligation. The Department also finds that the issuance of up to $60,100,000 of additional capital stock, is a necessary mechanism for the purpose of consolidating NEP and Montaup and then effecting the proposed merger. Therefore, the Department finds in accordance with G.L. c. 164, section 14, that the proposed stock issuance is reasonably necessary on its face because it is necessary to accomplish the surviving company's service obligation. See Colonial Gas Company, D.P.U. 90-50, at 6; Canal Electric Company, et al., D.P.U. 84-152, at 20.

          2.   Section 15

          The purpose behind G.L. c. 164 section 15 is to promote a competitive debt market, with the intent of creating lower debt costs for utilities and subsequent savings to ratepayers. In this case, MECo will assume the obligation for repayment of EECo's indebtedness, including debt issues (Settlement at 34). The bonds which MECo will issue would be tendered to EECo's current bondholders in exchange for EECo's currently outstanding bonds. Therefore, the conditions under which advertising and bidding would be appropriate are not applicable here. The transactions proposed here are transparent, and no public protective purpose would be served by imposing the advertising and bidding requirements contained in G.L. c. 164, section 15. In fact, the imposition of advertising and bidding requirements here may serve to delay a merger that has been found to be in the public interests. Accordingly, the Department finds that it is in the public interest to exempt MECo from the advertising and biding requirements of G.L. c. 164, section 15.

          3.   Section 16

          With regard to the net plant rest requirement of G.L. c. 164, section 164, section 16, the purpose of the net plant test is to protect investors from watering of stock. The Petitioners have demonstrated that they are not seeking additional funds but that this transaction is only a paper transaction to formalize the consolidation of EECo's capitalization with and into MECo's capitalization and the consolidation of Montaup's capitalization with and into NEP's capitalization. The balance sheet of the combined entity shows the sum of the balance sheets of the separate entities prior to the subsidiary merger, demonstrating the petitioners are not seeking additional funds (Exh. MEC-1, Vol.

1, exhs. JKZ-3-JKZ-6). Application of the net plant test has no place in a transaction as patent and transparent as the instant one. Berkshire Gas Company, D.T.E. 98-61/87, at 29 (1998). Therefore, the Department finds it unnecessary to impose further conditions on the Petitioners under G.L. c. 164, section 16.

          4.   Sections 15A, 18 and 19

          The Petitioners state that at the time of the filing, the Companies had not determined the optimum form of the number of common and preferred shares to be outstanding immediately following the merger (SRR-DTE-16). Pursuant to G.L. c. 164, section 15A, 18, 19 the Department directs the petitioners that any sale of stocks or bonds authorized in this Order shall be sold at a price not less than par.

          5.   Section 99

          Having filed pursuant to G.L. 164, section 99, the Petitioners must demonstrate that the aggregate amount of MECo's and EECo's common stock and preferred stock including premium on capital stock, and bonds (long-term debt) has not increased. In its filing, the Petitioners submitted the 1998 balance sheets for each entity prior to the merger and a pro forma balance sheet illustrating the balance sheets for MECo and EECo post-merger (Exh. MEC-1, Vol. 1, exhs. JKZ-1-JKZ-3). The combined balance sheet shows that MECo's and EECo's common equity balance is simply the sum of capital stock balances of EECo and MECo just prior to the merger which indicates that the Petitioners are not seeking additional funds. However, the defini tion of capital stock embodied in G.L. c. 164, section 99 pertains to common equity and preferred stock, exclusive of retained earnings and paid-in capital; in other words, common stock, preferred stock, and premium on capital stock. As the balance sheets submitted in the filling do not show the breakdown of the common equity account, the Department reviewed MECo's and EECo's 1998 Federal Energy Regulatory Commission ("FERC") Form 1.41 In its review of each FERC Form 1, the Depart ment finds that the Petitioners are requesting an amount equal to EECo's common stock issued of $72,283,925 and the premium on capital stock of $5,824,633 for a total of $78,108,558. The Department also finds that the Petitioners are requesting an amount equal to EECo's preferred stock balance of $30,000,000 and an amount less than EECo's bond balance of $163,000,000. Therefore, the Department finds pursuant to G.L. c. 164, section 99, that the aggregate amount of MECo's and EECo's capital stock and long-term debt has not been increased.

          The Department also reviewed NEP's and Montaup's FERC Form 1 and finds that the Petitioners' request to issue $60,100,00 of capital stock is equal to Montaup's common stock of $58,600,000 and preferred stock of $1,500,000. The Department finds pursuant to G.L. c. 164, section 99, that the aggregate amount of NEP and Montaup's capital stock has not been increased.

          The Department notes that the amounts of capital stock and bonds are based on a December 31, 1998 balance. To the extent the balances decreases at the point in time of the merger, in compliance with G.L. c, 164, section 99, the

---------------

41 In the absence of evidence presented by proponents of the Rate Plan Settle ment on this important point, the Department must take administrative notice of MECo's, EECo's, NEP's, and Montaup's FERC Form 1. No party objected to the Department's remedying the parties' oversight after the record had formally closed.

aggregate amount of the capital stock and the aggregate amount of the debt of the petitioners shall not be increased, by reason of the merger and completed transaction.


VI.  CONFIRMATION OF FRANCHISE RIGHTS

     A.   Introduction

          MECo requested Department confirmation that it will have all the franchise rights and obligations that were previously held by EECo, and that further legislative action pursuant to G.L. c. 164, section 21, is not necessary to consummate the merger (Settlement at 33). Similarly, NEP requested Department confirmation that it will have all the franchise rights and obligations that were previously held by Montaup, and that further legislative action pursuant to G.L. c. 164, section 21, is not necessary to consummate the merger (id. at 31).

     B.   Analysis and Findings

          The operative statute limiting the transfer of utility franchises is found in G.L. c. 164, section 21, which states:

          A corporation subject to this chapter shall not, except as to otherwise expressly provided, transfer its franchise, lease its works or contract with any person, association or corporation to carry on its works, without the authority of the general court [Emphasis added].

          The Department has determined that approval of corporate mergers pursuant to G.L. c. 164, section 96, obviates the n3ed for legislative approval under G.L. c. 164, section 21. Haverhill Gas Company, D.P.U. 1301, at 4 (1984). The Department has stated that an action properly approved under G.L. c. 154, section 96, would not require separate authorization of the General Court, since the General Court itself authorized the Department to otherwise approve such transactions. Id. at 5. The Department finds that, on the effective date of the merger, MECo and NEP will have and enjoy all the powers, rights, locations, licenses, privileges and franchises and be subject to all the duties, liabilities and restrictions of EECo and Montaup, respectively, pursuant to G.L.
c. 164, section 96.

          Accordingly, the Department hereby ratifies and confirms that all the fran chise rights and obligations currently held by EECo shall continue with MECo after the consummation of the merger and all the franchise rights and obligations currently held by Montaup shall continue with NEP after the consummation of the merger.


VII. APPROVAL FOR ASSUMPTION OF OBLIGATIONS

     A.   Introduction

          The Petitioners have requested approval for MECo and NEP to assume certain outstanding and preexisting obligations of EECo and Montaup, respectively, pursuant to G.L. c. 164, section 17A, if the Department considers it necessary under this statute (Settlement at 32, 34). EECo has an aggregate of $70 million of securities outstanding that MECo plans to assume as part of the merger, consisting of $40 million of long-term pollution control revenue bonds and $30 million of preferred stock (Exh. DTE-1-44). The long-term debt matures in 2008 and is not callable prior to maturity. The preferred stock is not callable until 2003 (id.). MECo will issue preferred stock to holders of EECo stock in exchange for their existing preferred stock (Exh. MEC-1, Vol. 1, at 178). The interest rate on the debt is 5.875 percent and the dividend rate on the preferred stock is 6.625 percent (Exh. DTE-1-44). MECo and NEP will also assume obligations of EECo and Montaup, respectively, to trade creditors, employees, and others incurred in the ordinary course of business (id.).

     B.   Analysis and Findings

          The petitioners have requested approval for the assumption of EECo's and Montaup's outstanding and preexisting obligations to the extent that such approvals are necessary under G.L. c. 164, section 17A. This statute applies to the guarantee of obligations by a utility of another company, and as a result of the merger, EECo and Montaup will no longer be separate companies, but rather absorbed by MECo and NEP, respectively. Therefore, the Department concludes that G.L. c. 164, section 17A is not applicable here.

          Notwithstanding the above, the record demonstrates that the assumption of these liabilities is required under the purchase method of accounting42 and is reason ably necessary to accomplish some legitimate purpose in meeting MECo's and NEP's service obligation (Settlement at 0; SRR-DTE-16). See New England Elec tric/Nantucket Electric Company, D.P.U. 95-67, at 12 (1995). Therefore, the Department approves the Petitioners' request.


VIII.  INTERIM FINANCING ARRANGEMENT

     A.   Introduction

          The Petitioners have requested that for the period between the NEES acquisi tion of EUA and the merger of the subsidiaries, that the EUA-regulated subsidiaries, Montaup, EECo, Blackstone Valley Electric Company, Newport Electric Corpora tion, and EUA Service Corporation, be able to participate in the NEES Moneypool as borrowers and investors (Settlement at 34). In addition, the Petitioners have re quested to add to the NEES Moneypool as lenders only all

---------------

42 Purchase accounting is used in purchases that invoice cash or stock and requires companies making the acquisition to write off goodwill charges over a period not to exceed 40 years.

other EUA and NEES affiliates. The NEES Moneypool allows for the excess cash of affiliated companies to meet the short-term borrowing requirements of other members, thereby reducing the outstanding borrowing needs and expenses of the NEES subsidiaries (id.). After the closing of the operating company mergers, the short-term financing needs of the former EUA subsidiaries will be incorporated in the needs of the NEES operating companies that survives each merger (Exh. DTE-1-45). The Petitioners maintain that the NEES Moneypool provides for reductions in transaction and administrative costs that would otherwise be incurred if the affiliates were to invest or borrow in the public markets and opportunities for smaller companies who do not have the ability to readily access public markets (Exh. MEC-1, Vol. 1, at 183). Furthermore, the Petitioners maintain that the lines of credit the EUA companies have in place with various banks could be cancelled sooner and the associated fees would be eliminated (id.).

          The petitioners maintain that there are no risks or uncertainties related to this proposal because it would not be implemented until after the parent companies had merged, at which point the operating companies would merge. The Petitioners state that the savings associated with this proposal have been incorporated in the rate plan proposal as part of the Settlement (Exh. DTE-1-45).

     B.   Standard of Review

          Pursuant to G.L. c. 164, section 17A, a gas or electric company must obtain written Department approval in order to "loan its funds to, guarantee or endorse the indebt edness of, or invest its funds in the stock, bonds, certificates of participation or other securities of any corporation, association, or trust." The Department has required that such proposals must be "consistent with the public interest," that is, a section 17a proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial. NIPSCO-Bay State Acquisition at 55.

          The Department has stated that it will interpret the facts of each section 17A case on their own merit to make a determination that the proposal is consistent with the public interest. Id. The Department will base our determination on the totality of what can be achieved by, rather than on a determination of any single gain that could be derived from, the proposed transaction. Id.; see Boston Edison Company, D.P.U. 850, at 7. Thus, the Department's analysis must consider the overall anticipated effect on ratepayers of the potential costs and benefits of the proposal. Bay State Gas Company, D.T.E. 98-31, at 55. The effect on ratepayers may include consideration of a number of factors, including but not limited to: the nature and complexity of the proposal; the relationship of the parties involved in the underlying transactions; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure financial integrity of the utility. Id.

     C.   Analysis and Findings

          As part of the approval of NEES's Moneypool, the Department required that any amendment or change in the funds pooling agreement be approved by the Department prior to its implementation. New England Power com pany/Massachusetts Electric Company, D.P.U. 589, at 4 (1981). The Department has approved amendments to other funds pooling agreements, including the addition of participants to these fund pools. New England Electric/Nantucket Electric Company, D.P.U. 95-67, at 15-16 (1995); Massachusetts Electric Company/New England Hydro-Transmission Electric Company, Inc./New England Service, D.P.U. 91-133, at 4 (1992); New England Power Company, D.P.U. 88-166, at 2 (1989).

          Having filed pursuant to G.I. 164, section 17A, the Petitioners must demonstrate that the proposal is consistent with the public interest. The Petitioners maintain that the NEES Moneypool affords the participants a short-term cash management tool which will lower their borrowing costs by enabling them to avoid requisite fees and compensating balances as normally required by more conventional methods of financing. The Petitioners maintain that these savings have been accounted for and inure to the benefits of the participant ratepayers in the proposed rate plan (Exh. DTE-1-45). The addition of the EUA subsidiaries as participants in the NEES Moneypool would provide the subsidiaries with the opportunity to gain access to financing sources to meet its short-term borrowing needs at a lower cost. The Department finds that allowing EUA subsidiaries to participate in the NEEs Moneypool at both investors and borrowers is in the public interest. The Department also finds that allowing all other current EUA and NEEs affiliates, including EUA Cogenx Corporation and EUA Ocean State Power, to participate in the NEES Moneypool as lenders only is in the public interest.

          The Department's decision does not represent a determination that the financing arrangement is economically beneficial to the Petitioners or its customers nor is this determination in any way to be construed as a ruling relative to the appropriate ratemaking to be accorded any costs associated with the financing request.


IX.  PARTIES' CLAIM OF PRIVILEGE

     A.   Introduction

          Section VI.C.2. of the Rate Plan Settlement states that settlement discussions were "concluded on the explicit understanding that any and all offers of prior Settlement and discussions relating thereto are and shall be privileged and are not to be used in connection with the present proceeding or any other proceedings" (Settle ment at 36). In response to an information request about this claim of evidentiary privilege, the petitioners stated that no "mediator," as that term is used in G.L. c. 233, section 23C, and in Boston Gas Company, D.P.U. 88-67, at 23-25 (1988), was engaged to negotiate or mediate the Settlement (Exh. DTE-1-112). Apart from asserting their privilege claim, the signatories offered no explanation of or argument for its basis.

     B.   Analysis and Findings

          As we stated in Boston Gas Company, D.P.U. 88-67, at 15, a claim for exclusion of compromise offers, and statements made in related negotiations, from proceedings before this agency cannot be based on privilege.43 Pursuant to the Administrative Procedure Act, ("APA"), G.L. c. 30A, section 11(2), the Department need not follow the traditional rules of evidence, except in matters

---------------

43 "An evidentiary privilege entitles the holder of the privilege, under certain circumstances, to withhold competent evidence and to prevent others from disclosing such evidence." Boston Gas Company, D.P.U. 88-67, at 15, citing P.J. Liacos, Massachusetts Evidence 174 (5th Ed. 1981 & Supp. 1985).

of privilege. Id. at 16. While this agency must follow recognized statutory and common law rules of evidentiary privilege, the Department is not at liberty itself to argument the law of privilege. The courts themselves customarily "leave the creation of evidentiary privileges to legislative determination." Three Juveniles v. Commonwealth, 390 Mass. 357, 360 (1983). A fortiori, an administrative agency, the creature of statute, may not trench on either legislative or judicial authority over privilege. In Boston Gas Company, D.P.U. 88-67, at 24, the Department instructed parties who engage in compromise negotiations material to a Department proceeding, and who wish to have such discussions shielded from Department inquiry, to make a motion in limine, either jointly or individually, to exclude from evidence reference to all or part of the negotiations.44 In the alternative, the parties may employ a mediator, qualified under G.L. c. 233, section 23C, and thereby seek to raise a claim of statutory privilege that may meet the requirements of G.L. c. 30A, section 11(2).45

          Although the APA does not speak to the evidentiary status of compromise offers, the Department does regard fostering compromise and settlement in appropriate cases before the agency as an important administrative objective. Id. at 16. Accordingly, in D.P.U. 88-67, at 24, the Department instructed parties who engage in compromise negiotiations material to a Department proceeding, and who wish to have such discussions shielded from Department inquiry, to make a motion in limine, either jointly or individually, to exclude from evidence reference to all or part of the negotiations.44 In the

---------------

44 Standards for granting such a motion are left to development through actual cases. Boston Gas Company, D.P.U. 88-67, at 24. In granting such a motion, exclusion will be limited to admissions of the party making a compromise offer as to the validity of another party's claim in the proceeding, not to collateral or independent facts. Id. at 24-25.

alternative, the parties may employ a mediator, qualified under G.L. c. 233, section 23C, and thereby seek to raise a claim of statutory privilege that may meet the requirements of G.L. c. 30A, section 11(2).45

          Although we do not in this present docket inquire into the negotiations leading to the Settlement, the claim of evidentiary privilege asserted in the Rate Plan Settlement cannot be recognized. Moreover, the Department does not intend that acceptance of the overall settlement containing this claim may in any way be construed as satisfying the precondition for the exemption from the Public Records law, G.L. c. 66, section 10, as contained in G.L. c. 4, section 7, cl. Twenty-sixth(a), for any negotiation documents in the custody of any other agency subject to G.L. c. 66.46

---------------

45 "'[M]ediator' shall mean a person not a party to a dispute who enters into a written agreement with the parties to assist them in resolving their disputes and has completed at least thirty hours of training in mediation and who either has four years of professional experience as a mediator or is account able to a dispute resolution organization which has been in existence for at least three years or one who has ben appointed to mediate by a judicial or governmental body." G.L. c. 233, section 23C. A party whose negotiation repre sentative is a non-attorney may be in particular need of the protection that use of a statuary mediator may afford, for that party may not be able to raise a colorable claim even of attorney-client privilege, let alone a privilege to exclude evidence. See Foster v. Hall, 29 Mass. (12 Pick.) 89 (1831). "Privi lege" is a term of legal art, whose implications a non-attorney representative of a party may not fully appreciate.

46 G.L. c. 4, section 7, cl. Twenty-sixth, provides for exemptions from the definition of "public records" referred to in G.L. c. 66, section 10(a). Clause Twenty-sixth (a) exempts materials and data "specifically or by necessary implication ex cluded from disclosure by statute." No implication of exemption in satisfac tion of clause Twenty-sixth (a) may fairly be assumed from the Department's action in the proposed Rate Plan Settlement, for none is intended. Attorney General v. Assistant Commissioner of the Real Property Department of Boston, 380 Mass. 623, 625 (1980) (":Given the statutory presumption in favor of disclosure, exemptions must be strictly construed).

          Department practice on this point has been clear since 1988. We take this opportunity to remind parties to this and future cases the risks they run by ignoring this long-established practice.

X.   ORDER

          Accordingly, after due notice, hearing and consideration, it is

          ORDERED: That pursuant to G.L. c. 164, section 96, the merger of Eastern Edison Company into Massachusetts Electric Company is hereby approved; and it is

          FURTHER ORDERED: That pursuant to G.L. c. 164, section 96, the merger of Montaup electric Company into new England Power Company is hereby approved; and it is

          FURTHER ORDERED: That pursuant to G.L. c. 164, section 96, and subject to the terms or conditions in this Order, the Rate Plan Settlement dated November 29, 1999, filed by certain of the parties to this investigation as a substitute for the petition field on April 30, 1999, is hereby determined to be consistent with the public interest; and it is

          FURTHER ORDERED: That pursuant to G.L. c. 164, section 94, and subject to the terms or conditions of this Order, the Rate Plan Settlement dated November 29, 1999, is hereby approved; and it is

          FURTHER ORDERED: That the Department hereby approves and autho rizes for Massachusetts Electric Company the issuance of up to $78,108,558 of common stock; $30 million of preferred stock and $40 million of bonds or other evidences of indebtedness, the aggregate amount of the capital stock and the aggregate amount of the debt shall not to be increased by reason of the merger and completed transaction pursuant to G.L. c. 164, section 99; and it is

          FURTHER ORDERED: That the Department hereby approves and autho rizes for New England Power Company the issuance of up to $60,100,000 of additional capital stock, the aggregate amount of the capital stock and the aggregate amount of the debt shall not to be increased by reason of the merger and completed transaction pursuant to G.L. c. 164 section 99; and it is

          FURTHER ORDERED: That all stocks and bonds shall be offered at not less than par; and it is

          FURTHER ORDERED: That Massachusetts Electric Company's issuance and sale of bonds without inviting proposals for the purchase thereof by publication in certain designated newspapers, are in the public interest and such issuance and sale shall be exempt from the provisions of G.L. c. 164 section 15; and it is

          FURTHER ORDERED: That the Department hereby approves in accordance with the provisions of G.L. c. 164, section 17A, the participation of Montaup Electric Company, Eastern Edison Company, Blackstone Valley Electric Company, Newport Electric Corporation and Eastern Utilities Associates Service Corporation in the New England Electric System Moneypool as borrowers and investors; and it is

          FURTHER ORDERED: That the Department hereby approves in accordance with the provisions of G.L. c. 164, section 17A, the participation of all other current Eastern Utilities Associates and New England Electric System affiliates including, Eastern Utilities Associates Cogenex Corporation and Eastern Utilities Associates Ocean State Power in the New England Electric System Moneypool as lenders only; and it is

          FURTHER ORDERED: That the Department hereby approves in accordance with the provisions of G.L. c. 164, section 17A, the participation of all other current Eastern Utilities Associates and New England Electric System affiliates including, Eastern Utilities Associates, Cogenex Corporation and Eastern Utilities Associates Ocean State Power in the New England Electric System Moneypool as lenders only; and it is

          FURTHER ORDERED: That in all other respects, our Orders in Massachu setts Electric Company/New England Hydro/Transmission Electric Company, Inc./New England Power Company, D.P.U.91-133 (1992); Massachusetts Electric Company/New England Power Company, D.P.U. 589 (1981); Massachusetts Electric Company/New England Power Company, D.P.U. 589-A (1982); Massachusetts Electric Company/New England Power Company, D.P.U. 589-B (1983); Massachusetts Electric Company/New England Power Company, D.P.U. 86-175 (1986); and New England Power Company, D.P.U. 88-166 (1989) shall remain in full force and effect; and it is

          FURTHER ORDERED: That a copy of the journal entries, or a schedule summarizing such entries, recording the effect of the merger shall be filed with the Department upon consummation of the merger; and it is

          FURTHER ORDERED: That the Secretary of the Commission notify the Secretary of State of the issuance of stock and deliver a copy of this Order to the Secretary of State within five business days hereof; and it is

          FURTHER ORDERED: That Massachusetts Electric Company, Nantucket Electric Company, Eastern Edison Company, New England Power Company, Montaup Electric Company, New England Electric System, and Eastern Utilities Associates shall comply with all directives contained in this Order.

                                        By Order of the Department,



                                        /s/ James Connelly
                                        ----------------------------------------
                                        James Connelly, Commissioner



                                        /s/ W. Robert Keating
                                        ----------------------------------------
                                        W. Robert Keating, Commissioner



                                        /s/ Paul B. Vasington
                                        ----------------------------------------
                                        Paul B. Vasington, Commissioner

A true copy
         Attest
                                        /s/ Eugene J. Sullivan, Jr.
                                        ----------------------------------------
/s/ Mary L. Cottrell                    Eugene J. Sullivan, Jr., Commissioner
--------------------
Mary L. COTTRELL
Secretary


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
Appeal as to matters of law from any final decision, order or ruling of the Commis sion may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commis sion, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).

                                    APPENDIX

          The following provides details concerning each of the service quality indices and the corresponding penalty and incentive benchmarks.

Frequency of Outages

          An outage is defined as the loss of electric service to more than one customer for more than one minute (Exh. DTE-114, Att. 10, at 3). The Frequency of Outage index measures the frequency of outages per customer, per year (id.).

Frequency of Outages              Penalty/Incentive               Transition Penalty/Incentive
---------------------             -----------------               ----------------------------
1.46                              $2,000,000                      $3,000,000
1.35                              $500,000                        $750,000
1.24                              $0                              $0
1.13                              $500,000                        $750,000
1.02                              $2,000,000                      $3,000,000


Duration of Outages

          The Duration of Outage index measures the duration of outages (in minutes) (id.).

Duration of Outages              Penalty/Incentive                 Transition Penalty/Incentive
-------------------              -----------------                 ----------------------------
113.84                           $2,000,000                        $3,000,000
101.59                           $500,000                          $750,000
89.34                            $0                                $0
77.09                            $500,000                          $750,000
64.84                            $2,000,000                        $3,000,00

Distribution Line Losses
------------------------

         Distribution line losses are defined as the difference between the total energy delivered into the distribution system and the total energy sold to retail customers (id.). The index is formed by comparing power delivered through the system to the amount of power delivered at retail to customer locations (id. At 5).

Distribution Line Losses47                          Penalty/Incentive
------------------------                            -----------------
N/A                                                 $1,000,000
N/A                                                 $250,000
3.98%                                               $0
N/A                                                 $250,000
N/A                                                 $1,000,000


Customer Satisfaction

         An annual survey of customers will be performed to determine the overall level of satisfaction with the company (id. at 6). A seven point scale (1 = poor and 7 = excellent) would be employed and the percentage of the respondents falling into the top three categories of satisfaction would constitute the index (id.).

Percent Satisfied                Penalty/Incentive                 Transition Penalty/Incentive
-----------------                -----------------                 ----------------------------
88.4%                            $1,000,000                        $2,000,000
89.9%                            $250,000                          $500,000
91.4%                            $0                                $0
92.9%                            $250,000                          $500,000
94.4%                            $1,000,000                        $2,000,000


Customer Contact Satisfaction

          MECo would commission surveys of its customers who have contacted the customer call center (id. at 7). The measurement of customer satisfaction would be based on the top two categories of customer satisfaction on a scale where (1 = extremely dissatisfied and 7 = extremely satisfied) (id.).

Percent Satisfied                                   Penalty/Incentive
-----------------                                   -----------------
72.7%                                               $1,000,000
74.8%                                               $250,000
76.9%                                               $0
79.0%                                               $250,000
81.1%                                               $1,000,000

---------------

47 Only 1998 data are available. The data presented in the table will be updated with 1999 data and 1997 data when further benchmarking data are available.

Customer Telephone Service

          The Customer Telephone Service measure reflects the annual average of calls answered within 20 seconds by customer service representatives (id. at 8).

Percent Answered                                    Penalty/Incentive
----------------                                    -----------------
66.4%                                               $1,000,000
68.4%                                               $250,000
70.4%                                               $0
72.4%                                               $250,000
74.4%                                               $1,000,000


Customer Billing Service

          The customer billing performance standard reflects the average percent of meters read each month and averaged to form an annual rate (id. at 9).

Percent Meters Read                                 Penalty/Incentive
-------------------                                 -----------------
85.9%                                               $1,000,000
88.6%                                               $250,000
91.3%                                               $0
94.0%                                               $250,000
96.7%                                               $1,000,000


Department of Telecommunications and Energy Cases

          The DTE cases index measures the number of complaint cases before the Department per 1000 customers (id. at 10).

Cases per 1000 Customers                            Penalty/Incentive
------------------------                            -----------------
0.96                                                $1,000,000
0.88                                                $250,000
0.80                                                $0
0.72                                                $250,000
0.64                                                $1,000,000

Lost Time Accident Rate

          The safety performance standard would be based on a lost time accident rate per 200,000 hours worked by company employees (id. at 11).


LTA Rate                                            Penalty/Incentive
--------                                            -----------------
1.98                                                $1,000,000
1.73                                                $250,000
1.48                                                $0
1.23                                                $250,000
0.98                                                $1,000,00


Restricted Work Case Rate

          The restricted work case standard would be based on the number of restricted work cases per 2,000 hours worked by company employees (id. at 12).

RW Rate                                             Penalty/Incentive
-------                                             -----------------
6.93                                                $1,000,000
6.28                                                $250,000
5.63                                                $0
4.98                                                $250,000
4.33                                                $1,000,000


          The Petitioners proposed to define and collect data in the following additional categories: transient or momentary outages, frequency distribution of outage durations by number of customers, outages by feeder, and commercial and industrial customer satisfaction (id. at 2). MECo would report these data to the Department and to the parties, annually. The Settlement provides for a cap of $250,000 in expenses for producing these data (id.).